October 22, 2009
Via EDGAR, Facsimile and Federal Express
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549
Attention: Michael D. Clampitt
Re:	Wintrust Financial Corporation
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2008
Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Ladies and Gentlemen:
     On behalf of Wintrust Financial Corporation (“the “Company” or “Wintrust”), we are writing in response to the comments contained in the comment letter dated September 29, 2009 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Annual Report”), its Definitive Schedule 14A filed April 20, 2009, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Second Quarter 10-Q”). For your convenience, three (3) courtesy copies of this letter are also being delivered, by Federal Express, to Mr. Michael D. Clampitt.
     For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the Company’s response. As previously discussed with Mr. Clampitt, this letter contains responses to all comments that may be implicated by the Company’s forthcoming Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, but does not respond to all comments that relate solely to the Company’s Annual Report. The Company will respond to any comments not covered by this letter at a later date, but no later than November 2, 2009. Please also note that this letter does not include information regarding the Company’s results for the quarter ended September 30, 2009 as such results are not yet available. Such information is represented by the following placeholder “[●]”.
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
October 22, 2009

     In addition, attached is a letter from the Company containing the acknowledgments of the Company requested by the Staff in the Comment Letter.
Form 10-K for the fiscal year ended December 31, 2008

General — Statistical Guide III
1.	Please expand your disclosure in future filings to disclose the following:
•	the maturities and sensitivities of loans to changes in interest rates pursuant to Item III (B) of Guide III;

•	the amount of troubled debt restructurings pursuant to Item III (C) (1) (c) of Guide III;

•	the dividend payout ratio and the equity to assets ratio pursuant to Item VI (3) and (4) of Guide III; and

•	information regarding short-term borrowings pursuant to Item VII of Guide III.
The Company will expand its disclosure in future filings to provide the information requested by the Staff’s comment. The Company proposes to disclose information responsive to the second bullet point of the Staff’s comment in Note 5 (“Loans”) to the unaudited consolidated financial statements set forth in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, a past instance of which is set forth beginning on page 5 of the Second Quarter 10-Q.
Business, page 3
2.	Please provide to us and undertake to include in your future filings, revision of the first paragraph to report for each of your segments, the amount of revenues, profit or loss and total assets for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K. Please revise the second sentence to include origination and purchase of residential mortgages.
Response to be included in subsequent letter.
3.	Please provide to us and undertake to include in your future filings revision of the second third, fourth, fifth, and sixth paragraphs to disclose the amount and percentage of revenue generated by each of the businesses that you describe.
Response to be included in subsequent letter.

Securities and Exchange Commission
October 22, 2009

4.	Please provide to us and undertake to include in your future filings revision of the sixth paragraph to disclose the price you paid for the assets and liabilities of Professional Mortgage Partners.
Response to be included in subsequent letter.
5.	Please provide to us and undertake to include in your future filings identification of those products produced and services rendered by you that are your “principal” sources of revenues and the principal markets for, and methods of distribution of, each segment’s principal products and services as required by Item 101(c)(1)(i) of Regulation S-K. Disclose revenues from each of the four states in which you operate and the percentage of your loans in each state.
Response to be included in subsequent letter.
6.	Please provide to us and undertake to include in your future filings revision of the seventh paragraph, on page 3, as follows:
•	explain and disclose the basis for your claim that you expect to “benefit from greater access to financial and managerial resources;”
•	explain and disclose the basis for your claim that your are “positioned to compete more effectively with other larger and more diversified banks, bank holding companies and other financial services companies” given your need to TARP finds and the recent acquisitions of your largest competitors; and
•	explain and disclose the basis for your claim that you “continues to execute its growth strategy” given the effects of the recession on your business and your financial condition.
Response to be included in subsequent letter.
Community Banking, page 3
7.	We note that most of this section is devoted describing your acquisitions since 1991. Please provide to us and undertake to include in your future filings additional disclosure describing in detail your current banking business which is your principal source of revenues.
Response to be included in subsequent letter.

Securities and Exchange Commission
October 22, 2009

Specialty Lending, page 4
8.	Please provide to us and undertake to include in your future filings revisions to the first paragraph to define specialty lending and list the types of specialty lending in which you engage and the amount of revenues generated by each in 2008, if material.
Response to be included in subsequent letter.
9.	Please provide to us and undertake to include in your future filings revisions to the second paragraph as follows:
•	provide more detail regarding your statement that these loans are “originated by FIFC working through independent ..insurance agents and brokers;”

•	provide more detail regarding your role and the role of third parties in originating loans to finance commercial insurance premiums;”

•	discuss the risks to you of other parties originating loans; and

•	provide more detail regarding your statement, in the first paragraph, on page 5, that these loans “may be more susceptible to third party fraud” and discuss the extent, in dollars, to which you have experienced such fraud.
Response to be included in subsequent letter.
10.	Please provide to us and undertake to include in your future filings revisions to the third paragraph to provide more detail regarding your statement that these loans for life insurance policies are “originated through independent insurance agents.” Define your role and their role in originating these loans. Please discuss the conflicts of interest and the risks to you of the agents selling insurance policies also making loans to make the sales.
Response to be included in subsequent letter.
Extraordinary Government Programs, page 7
11.	Please provide to us and undertake to include in your future filings an introduction in which you disclose the extent of your participation in each of the federal programs recently adopted or enhanced in response to the recession. Provide separate section on each program in which you participate. Discuss how you will be affected by the government curtailing or ending each program.

Securities and Exchange Commission
October 22, 2009

Response to be included in subsequent letter.
Troubled Assets Relief Program, page 7
12.	Please provide to us and undertake to include in your future filings, revision of your disclosure relating to the Troubled Asset Relief Program as follows:
•	disclose the reasons for your applying to receive funds from the Treasury;

•	disclose how you determined the amount of funds that was necessary;

•	disclose how you have used or plan to use the TARP funds;

•	disclose the number of shares of preferred stock issued and the price per share;

•	disclose the number of shares of common subject to the warrant and the price per share;

•	disclose your obligations to pay dividends on the preferred stock, including the aggregate amount of dividends per year; and

•	disclose any plans to repurchase the preferred stock and/or warrants.
Response to be included in subsequent letter.
13.	Please provide to us and undertake to include in your future filings discussion of how your participation in the Capital Purchase Program has or may in the future:
•	impact the holders of any outstanding senior classes of your securities;

•	impact the rights of your existing common shareholders;

•	dilute the interests of your existing common shareholders;

•	require you to expand your board of directors to accommodate Treasury Department appointments to it;

•	require you to register for resale securities you have issued to the Treasury Department; and

•	impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.
Response to be included in subsequent letter.
Commercial and Commercial Real Estate Loans, page 17
14.	Please provide to us and undertake to include in your future filings more detail regarding the amount, characteristics, locations and quality of these loans including but not limited to the following:

Securities and Exchange Commission
October 22, 2009

•	provide separate data regarding the number and dollar amount of real estate loans, lines of credit and equipment loans rather than aggregating them;

•	disclose the states and major cities in which the commercial real estate is located and describe the market conditions in these areas and how you have been effected by these; and

•	provide more detail regarding your mortgage warehouse lending including a description of how this business has been affected by the recession and the collapse of the real estate industry nationally and in your principal market areas.
The Company proposes to revise its disclosure in response to the Staff’s comment. The revised disclosure is attached as Exhibit 14 and will be included in Note 5 (“Loans”) to the unaudited consolidated financial statements set forth in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, a past instance of which is set forth beginning on page 5 of the Second Quarter 10-Q. The Company undertakes to include such revised disclosure in its future filings.
This disclosure provides a substantial amount of disaggregated information regarding the composition of the Company’s loan portfolio. Please note, however, that the Company has not provided the number of loans in each category. Additionally, please note that the Company does not provide equipment financing other than as an element of a commercial loan. Consequently, any equipment loans are reflected in the “Commercial and Industrial” line item, and are not separately presented. The Company respectfully submits that separate line item presentation of equipment loans is not material and would be unduly burdensome.
Home Equity Loans, page 17
15.	Please provide to us and undertake to include in your future filings discussion of the condition of your home equity loans and how your business of making new loans has been affected by the collapse of local real estate markets and the recession.
Response to be included in subsequent letter.
Residential Real Estate Mortgages, page 17
16.	Please provide to us and undertake to include in your future filings, more detail including but not limited to the following:
•	address the risks to you of adjustable rate loans in terms of increasing delinquencies and foreclosures when rates reset;

Securities and Exchange Commission
October 22, 2009

•	disclose the primary reasons that your mortgages are “often non-agency conforming and provide data for each;” and

•	disclose the extent to which your portfolio contains subprime, “alt A” loans, no or little documentation loans, interest-only and option ARM loans.
Response to be included in subsequent letter.
Premium Finance Receivables, Page 18
17.	Please provide to us and undertake to include in your future filings, the following:
•	reconcile your statement in the first sentence that you originate these loans with your statement on page 5 that loans to finance life insurance premiums are originated through independent insurance agents;

•	discuss the terms under which the receivables are sold by your FIFC subsidiary to your banks and disclose the gains recognized by FIFC on these sales; and

•	supplement your discussion of the risks with disclosure of the extent to which you have suffered losses form these loans.
Response to be included in subsequent letter.
Risk Factors, page 20
18.	Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K which requires that you disclose in this section “the most significant factors that make the offering speculative or risky.” Item 503(c) specifically notes that an issuer should not present risks that apply to any issuer or any offering. Please review all risks and remove or particularize those that do not comply including, but not limited to, those relating to government regulation and supervision (page 24), information systems (page 25), and attracting and retaining personnel (page 25).
The Company proposes to revise its disclosure in the “Risk Factors” section to focus on risks that specifically apply to the Company. Please note that the Company has retained the risk factor relating to attraction and retention of personnel, but has provided additional information to make clear why this risk is unique to the Company. The draft revised risk factors are attached as Exhibit 18. The Company undertakes to include such revised disclosure in its future filings.
19.	Please provide to us and undertake to include in your future filings, revision of each of your sub captions, to comply with the following:

Securities and Exchange Commission
October 22, 2009

•	Item 503(c) which requires that you set forth each risk factor under a sub caption that adequately describes the risk;

•	sample comment 36 to Staff Legal Bulletin No.7, which directs that you revise each subheading to “ensure it reflects the risk that you discuss in the text.” rather than “merely state a fact about your business...succinctly state in your subheadings the risks that result from the facts or uncertainties;” and

•	sample comment 37 to Staff Legal Bulletin No.7, which directs that you revise each subheading to eliminate language that is “too vague and generic to adequately describe the risk that follows.”
For instance, the caption to your second risk factor which merely states you may be adversely affected by interest rate changes does not comply with the applicable requirements. For instance, the caption on page 22 which states “current levels of market volatility are unprecedented” does not comply.
The Company proposes to revise its disclosure in the “Risk Factors” section to set forth each risk factor under a sub-caption that adequately describes the risk. The draft revised risk factors are attached as Exhibit 18. The Company undertakes to include such revised disclosure in its future filings.
20.	Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following:
•	Securities Act Release No. 33-7497 which requires that you “place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;”

•	sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to “assess the magnitude” of each risk and “explain why” each risk may result in a material adverse effect on you; and

•	sample comment 38 to Staff Legal Bulletin No.7, which directs that you include “specific disclosure of how your [operations] [financial condition] [business] would be affected” by each risk.
For instance, in the second risk factor on page 21 regarding allowance for loan losses, address the trends in your non performing loans and in the economic conditions in the markets that increase these risks. For instance, in the fourth risk factor on page 21 regarding “difficult market conditions,” address the risks to you from the conditions in your particular market.

Securities and Exchange Commission
October 22, 2009

The Company proposes to revise its disclosure in the “Risk Factors” in response to the Staff’s comment. The draft revised risk factors are attached as Exhibit 18. The Company undertakes to include such revised disclosure in its future filings.
21.	Please provide to us and undertake to include in your future filings, consider adding a risk factor relating to your liquidity and regulatory capital given your borrowings from the Treasury’s TARP program.
The Company proposes to revise its disclosure in the “Risk Factors” to include the risk factor identified in the Staff’s comment. The draft risk factor is included in Exhibit 18. Please see the risk factor titled “Our liquidity position may be negatively impacted if economic conditions continue to suffer.” The Company undertakes to include such risk factor in its future filings.
Dividends on Common Stock, page 27
22.	Please provide to us and undertake to include in your future filings, revision of this section as follows:
•	revise the first sentence to indicate that you may not continue to declare a dividend at the same amount because of your financial condition, the terms of preferred stock issued to the Federal Government under the Troubled Asset Relief Program and the terms of your revolving line of credit;

•	revise the description of the Series B Preferred Stock, in the third paragraph, to include a description of the circumstances under which you are limited or prohibited from declaring dividends on your common stock; and

•	expand your reference to “certain financial covenants in the Company’s revolving line of credit” to disclose what these covenants are and how they limit your ability to declare dividends on common stock.
Response to be included in subsequent letter.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Note to Staff: In response to comments 23 through 25 and comments 27 through 30, the Company proposes to substantially revise the introductory portion of its MD&A. The Company has provided a draft of that disclosure as Exhibit 23. In addition, the Company anticipates that it may add additional period-specific discussion in its filings as needed. The location of the response to the Staff’s comments is noted within Exhibit 23 and in the responses to the individual comments below. Exhibit 23 will replace the disclosure in the “Overview and

Securities and Exchange Commission
October 22, 2009

Strategy” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, prior instances of which begin on page 32 of the Second Quarter 10-Q and on page 33 of the Annual Report.
23.	Please provide to us and undertake to include in your future filings, revision of this section in its entirety to comply with Item 303 and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, analysis of the following:
•	how the deterioration of the real estate market and the economy in your markets has affected you and how the continued deterioration may affect you;

•	the trend of declining net income;

•	trends in the allowance for loan losses, including the dramatic increase in 2008;

•	trends in the provision for credit losses including the dramatic increase in 2008;

•	trends in the amount of loans charged off, including the dramatic increase in 2008;

•	trends in the amount of non-accrual loans, including the dramatic increase in 2008;

•	trends in the amount of impaired loans, including the dramatic increase in 2008; and

•	trends in the number and percentage of your loans that are overdue by 90 days or more
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 23. For responses to the Staff’s bulleted requests, see the “Business Outlook” section in Exhibit 23.
Overview and Strategy, page 33
24.	We note that this section does not address the your financial condition, the economic recession or the programs offered by the Federal Reserve, Department of Treasury and other governmental agencies. Please provide to us and undertake to include in your future filings, revision of this section to address your financial condition including your need for TARP funds and how you have been affected by both and how you have responded and how you plan to respond.

Securities and Exchange Commission
October 22, 2009

The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 23 under the subheading “Participation in Capital Purchase Program”. The Company undertakes to include such revised disclosure in its future filings.
25.	Please provide to us and undertake to include in your future filings, revision to include an overview with meaningful disclosure and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:
•	provide a balanced, executive-level discussion, in addition to the tables, that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•	identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term such as:
•	your need for additional capital as evidenced by your borrowings from the Federal government under the Troubled Asset Relief Program;

•	how you have been effected by the financial and credit crisis;

•	the extent of your loan portfolio attributable to real estate loans;

•	the economic recession in your market areas;

•	the rise of loan defaults and foreclosures at your institution;

•	the drop in real estate prices, real estate sales and new construction in your market areas; and

•	the rise in unemployment in your market areas; and
•	identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities and any plans you have to raise additional capital through government programs and/or other means.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 23. The Company undertakes to include such revised disclosure in its future filings.
26.	Please provide to us and undertake to include in your future filings, disclosure of your obligations to the federal government under the various programs and your compliance to date including, but not limited to, the following:

Securities and Exchange Commission
October 22, 2009

•	your agreement to “expand the flow of credit to U.S. consumers and businesses on competitive terms;” and
•	your agreement “to work diligently, under existing programs, to modify the terms of residential mortgages.”
Please provide analysis of changes in 2008 from 2007 and 2006 in the number and aggregate amount of each of the following: new loans originated; loans refinanced; and loans modified. Please distinguish between consumer loans and commercial loans.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 26. The Company undertakes to include such revised disclosure in its future filings.
The Company is unable, however, to provide the requested analysis of changes in its lending practices from prior periods as the Company began tracking the number and aggregate amount of new loans originated in January 2009, immediately after receiving the TARP funding. The Company is now tracking such data, and undertakes to provide such data on a comparative basis going forward, including a disaggregation of consumer loans and commercial loans. The Company proposes to insert the proposed disclosure (together with the discussion of the “Treasury Capital Purchase Program” which begins on page 35 of the Second Quarter 10-Q) in a new section following the “Critical Accounting Policies” section of Management’s Discussion & Analysis of Financial Condition and Results of Operations, past instances of which begin on page 39 of the Second Quarter 10-Q and page 36 of the Annual Report.
De Novo Bank Formations, Page 33
27.	This first subsection of your MD&A merely lists the branches opened during the past three years as well as one acquisition and one de novo bank three years. Please provide to us and undertake to include in your future filings, analysis of the trend of opening fewer branches each year. We note your statement on page 23 that you “expect” to form more de novo banks and open more branches. Address the extent to which you plan to open more branches, make acquisitions and form de novo banks. Please address the extent to which you will have to close branches as a result of the economic recession. Please provide analysis of the costs and benefits to you of these new branches.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 23, at the paragraph beginning “In determining the timing of the formation of de novo banks....” The Company undertakes to include such revised disclosure in its future filings.

Securities and Exchange Commission
October 22, 2009

While the Company did, in the third quarter of 2009, reconfigure an existing facility to allow a nearby convenience location to consolidate, the Company has not closed, and currently does not anticipate closing, branches as a result of the economic recession. Consequently, it has not included any disclosure in that regard.
Earning Assets, Wealth Management and Other Business Niches, page 33
28.	We note that much of the disclosure in this section merely repeats descriptions of your business from the business section. Please provide to us and undertake to include in your future filings, analysis of these businesses as required by the rules.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 23, at the sections entitled “Niche Lending” and “Wealth Management”. The Company undertakes to include such revised disclosure in its future filings.
29.	Please provide to us and undertake to include in your future filings, analysis of the reasons for purchasing assets and liabilities of Professional Mortgage Partners in December 2008 and the costs, benefits and risks to you.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 23, at the section entitled “Mortgage banking revenue.” The Company undertakes to include such revised disclosure in its future filings.
30.	Please provide to us and undertake to include in your future filings, analysis of how your mortgage business has been affected by the recession and the drop in real estate prices. Please discuss how you have addresses these problems including but not limited to the following:
•	your participation in the Home Affordable Modification Program (“HAMP”); and

•	the number and percentage of your mortgages that have been modified.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 23, in the sections entitled “Community Banking” and “Business Outlook”. The Company undertakes to include such revised disclosure in its future filings.
In response to the Staff’s request for information regarding the Company’s participation in the Home Affordable Mortgage Program (“HAMP”), the Company notes that it has not participated in HAMP or generally modified the terms of its residential mortgages to date.

Securities and Exchange Commission
October 22, 2009

31.	Please provide to us and undertake to include in your future filings, analysis of the extent to which you accepted brokered deposits.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 31. The Company proposes to add such disclosure following the final paragraph of the “Deposits” discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations, past instances of which begin on page 54 of the Second Quarter 10-Q and on page 51 of the Annual Report. The Company undertakes to include such revised disclosure in its future filings.
Credit Risk and Asset Quality
Risk Elements in the Loan Portfolio, pages 55
Note to Staff: In response to comments 32, 44, 45, and 46, the Company proposes to substantially revise its discussion of “Allowance for Credit Losses” in Management’s Discussion and Analysis of Financial Condition and Results of Operations. A draft of that disclosure is included in Exhibit 32 and we have noted therein (and in the responses to the individual comments below) where the Company has responded to each of the Staff’s comments. Exhibit 32 will replace the disclosure in the “Allowance for Credit Losses” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, past instances of which begin on page 58 of the Second Quarter 10-Q and on page 54 of the Annual Report.
32.	The staff notes the disclosure on page 56 that in the second quarter of 2008, the company refined its methodology for determining certain elements of the allowance for loan losses. These refinements resulted in an allocation of the allowance to loan portfolio groups based on loan collateral and credit risk ratings and did not have a material impact on the allowance as compared to the previous methodology. Previously, this element of the allowance was not segmented at the loan collateral and credit risk rating level. Please tell us and expand the disclosure in future filings to discuss why you made the change and, to the extent possible quantify the effect of the change. Also consider disclosing and discussing any changes in:
•	the historical loss data you used as a starting point for estimating current losses;

•	how you incorporated economic factors affecting loan quality into your allowance estimate;

•	the level of specificity you used to group loans for purposes of estimating losses;

•	your non-accrual and charge-off policies;

•	your application of loss factors to graded loans; and

Securities and Exchange Commission
October 22, 2009

•	any other estimation methods and assumptions you used.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 32, under the subheading “Recent Refinements to the Methodology.” The Company undertakes to include such revised disclosure in its future filings.
Liquidity and Capital Resources, page 60
33.	Please provide to us and undertake to include in your future filings, disclosure relating to your claims that as of December 31, 2008 you “exceeded the well-capitalized ratios” to discuss whether you would have met these standards without the assistance of funds borrowed from, or with the assistance of, the federal government.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 33. The Company undertakes to include such revised disclosure in its future filings. The Company believes, however, that disclosure regarding the Company’s capitalization without funds borrowed from, or with the assistance of, the federal government for periods ended subsequent to December 31, 2008 would not be meaningful and would be confusing and misleading to investors. On December 19, 2008, the Company sold $250 million of preferred stock and a warrant to Treasury pursuant to Treasury’s Capital Purchase Program. Subsequent to that time, and as a result of the substantial additional capital provided by Treasury’s Capital Purchase Program investment, the Company made a substantial amount of new and renewed loans to consumers and businesses and undertook a number of transactions, including the recent purchase of life insurance premium finance receivables from affiliates of American International Group. As a result, for periods ending after December 31, 2008, a determination of the Company’s capitalization ratios assuming, for example, that it had not participated in the Capital Purchase Program, would require the Company to remove from its results a broad array of investments and other transactions that it would not have undertaken but for the sale of $250 million of preferred stock and warrants.
As a result, the Company believes that it is inappropriate to provide disclosure regarding its hypothetical capitalization ratio in its Quarterly or Annual Reports, but provides further detail regarding Wintrust’s capitalization, as of December 31, 2008, without CPP funds below for the reference of the Staff.

Securities and Exchange Commission
October 22, 2009

		Pro Forma
	Capital	Capital Position
	Position as of	as of
	12/31/2008,	12/31/2008,
	including CPP	excluding CPP
Capital Ratios	Funds	Funds
Tier 1 leverage ratio	8.58%	8.00%
Tier 1 risk based capital ratio	9.45%	8.82%
Total risk based capital ratio	13.07%	10.26%
34.	Please provide to us and undertake to include in your future filings, disclosure of the extent to which you utilize brokered deposits and the reasons.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 31, at the paragraph beginning “While we obtain a portion of our total deposits through brokered CDs.” The Company undertakes to include such revised disclosure in its future filings.
Item 8. Financial Statements and Supplementary Data
Financial Statements
Note (23) Shareholders’ Equity, pages 98-99
35.	Tell us how you determined the relative fair values of both the preferred stock and the warrants issued to the U.S. Treasury Department in conjunction with the TARP related sale in December of 2008. Disclose in future filings, the assumptions utilized in arriving at the relative fair values.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 35, which will be located in Note 14 (“Shareholders’ Equity and Earnings Per Share”) in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, a past instance of which begins on page 30 of the Second Quarter 10-Q . The Company undertakes to include such revised disclosure in its future filings.
36.	Tell us how you are accounting for the discount on the TARP related preferred stock issued in December of 2008. We note that the discount should be amortized over the estimated life of the warrant using the effective yield method.
The Company amortizes the discount on the TARP related preferred stock issued in December of 2008 using a methodology that approximates effective yield. The discount is amortized over a five year period, which is the estimated life of the preferred stock. The Company believes that this approach is consistent with the methodology used throughout the financial services industry,

Securities and Exchange Commission
October 22, 2009

and its independent registered public accounting firm, Ernst & Young LLP, has indicated its agreement with this treatment.
Note (27) Quarterly Financial Summary, page 104
37.	Tell us why the provision for credit losses decreased in the fourth quarter of fiscal 2008 after experiencing an upward trend during the first three quarters and in light of the continued deterioration in the loan portfolio recognized during the fourth quarter of fiscal 2008.
Due to the economic conditions in existence in the third quarter of 2008 and the related adverse impact on underlying real estate values, the Company performed a comprehensive review of its impaired commercial and real estate loans. The underlying property values were challenged to ensure that they reflected fair value under current market conditions, and additional specific reserves were established as necessary in accordance with ASC 310-10-35.
The specific provision for credit losses booked each quarter is not solely a function of the dollar amount of total non-performing loans. More important to the methodology is the amount of impaired loans and the determined amount of specific impairment reserves along with the general reserve calculation process.
The Company has determined its provision for credit losses quarterly and on a consistent basis throughout 2008 and 2009. Please refer to the responses to comments 32 and 46 for a more complete discussion on the methodologies used to determine the components of the allowance for loan losses and to determine its adequacy. While non-performing loans did increase slightly in the fourth quarter of 2008, the valuations of underlying collateral that determine specific impairment reserves did not cause a substantial overall increase in required reserves.
Form 10-Q for the Quarterly Period Ended June 30, 2009
Part I. — Financial Information
Item 1. Financial Statements
Consolidated Statements of Condition, page 1
38.	Please revise your future filings to state the title of each issue of preferred stock and the dollar amount thereof. Also, state, for each issue, the number of shares authorized and the number of shares issued or outstanding, as appropriate pursuant to Article 9-03.19 of Regulation S-X. Provide similar disclosure for common stock pursuant to Article 9-03.20 of Regulation S-X.

Securities and Exchange Commission
October 22, 2009

The Company proposes to revise its disclosure in response to the Staff’s comment by adding disclosure to the face of the Company’s balance sheet. The draft revised form of disclosure is attached as Exhibit 38.
Consolidated Statements of Changes in Shareholders’ Equity (Unaudited), page 3
39.	We note that you recorded an adjustment to Retained Earnings to recognize the cumulative effect of adopting FASB Codification 320-10-65-1h indicates that a corresponding adjustment should be made to Accumulated Other Comprehensive Income. It is not clear to us how this offsetting adjustment was recognized here. Please advise and revise your future filings accordingly.
The Company agrees with the Staff that a corresponding adjustment to Accumulated Other Comprehensive Income should have been reflected in the Consolidated Statements of Changes in Shareholders’ Equity on the same line as the adjustment to Retained Earnings for the “Cumulative effect of a change in accounting for other than temporary impairment.” The Company inadvertently included the corresponding adjustment to Accumulated Other Comprehensive Income in Other Comprehensive Income for the quarterly period ended June 30, 2009. The Company will correct the presentation of this cumulative effect adjustment in the Consolidated Statement of Changes in Shareholders’ Equity in future filings. This change is not material to the Company’s financial statements.
Notes to Unaudited Consolidated Financial Statements
Note (4) Available for Sale Securities, pages 9-11
40.	We refer you to your investment securities tables appearing on pages 9 and 10. ASC 942-320-50 provides that the disclosures required by the FSP be provided by major security type. Although this guidance provides a list of securities types to be presented by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, please revise your future filings to disclose your major security types in greater detail as follows:
•	Separately disclose residential mortgage backed securities, commercial mortgage backed securities and collateralized mortgage obligations as these major security types are specifically required for financial institutions based on the guidance in ASC 942-320-50;

•	Consider further segregating your mortgage backed securities by vintage, credit quality (e.g. prime, subprime) or other loan characteristics (e.g. Alt-A, interest only) based on the nature and risks of the securities; and

Securities and Exchange Commission
October 22, 2009

•	Consider further segregating your pooled trust preferred securities by class/tranche held (e.g. senior, mezzanine).
The Company will provide the requested detail in its investment securities tables in future filings. The draft revised disclosure is attached as Exhibit 40.
41.	We note that you recognized an OTTI charge of $8.2m and $2.1m on certain corporate notes and other debt securities as of December 31, 2008 and March 31, 2009, respectively. We also note that you did not reclassify a portion of this impairment to accumulated other comprehensive income upon the adoption of ASC 320-10-65. Please tell us and revise your disclosure in future filings to clarify whether you intend to sell these securities or have determined that it is not more likely than not that you will be required to sell them before recovery of their amortized cost basis. If not, please clarify how you determined that the majority of the OTTI was credit-related.
As noted in response to comment 39, the Company agrees that in connection with the adoption of ASC 320-10-65, it inadvertently reflected the reclassification of the portion of the OTTI charges not related to credit in the current period’s other comprehensive income rather than the beginning balance of Accumulated Other Comprehensive Income and will correct this classification in future filings.
On page 10 (last sentence of first paragraph under the first table) of the Second Quarter 10-Q, the Company disclosed that it “does not intend to sell these investments and it is not more likely than not that the Company will be required to sell these investments before recovery of the amortized cost bases, which may be the maturity dates of the securities.” This statement applied to all of the securities classified as Available-for-sale as of June 30, 2009, including those for which an adjustment was made upon the adoption of ASC 320-10-65.
Prior to the adoption of ASC 320-10-65, a total of $10.3 million of OTTI charges were taken on the available-for-sale investments ($8.2 million in 2008 and $2.1 million in the first quarter of 2009). However, prior to the adoption of ASC 320-10-65, securities were sold to which $3.6 million of this cumulative charge related. Of the remaining $6.7 million of OTTI charges related to securities in the available-for-sale portfolio as of April 1, 2009, the Company determined that all but $504,000 ($309,000 net of tax) related to credit losses. To determine the amount related to credit losses, the Company applied a method similar to the method described for determining impairment on loans. The Company estimated future expected cash flows for each of the securities with previous OTTI charges. Expected cash flows were determined after review of the Company’s financial statements and other available data and discounted at the original effective rate for each security. The credit-related loss was calculated as the present value of decreases in cash flows expected to be collected. The Company noted that most of the securities for which

Securities and Exchange Commission
October 22, 2009

OTTI charges had been taken in the past were in the Company’s high-yield portfolio for which the possibility of credit defaults increased considerably after the purchase of these securities; accordingly, most of the previously recorded OTTI charges were attributable to credit losses.
Note (5) Loans, page 11
42.	Please revise your future filings to provide the disclosures required by ASC 310-10-50-15a. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.
The Company will expand its disclosure in future filings to provide the information requested by the Staff’s comment. The Company proposes to disclose information responsive to the Staff’s comment in Note 5 (“Loans”) to the unaudited consolidated financial statements set forth in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, a past instance of which is set forth beginning on page 5 of the Second Quarter 10-Q.
Note (11) Fair Values of Assets and Liabilities, page 21
43.	We note your disclosure, on page 24, as it relates to impaired loans that appraised values, which may require adjustments to market-based valuation inputs, are generally used on real estate collateral-dependant impaired loans. Provide us with additional information so that we will have a better understanding of the nature of and the reasons for the adjustments that are made.
We periodically adjust the valuation of the real estate collateral underlying impaired loans in cases where the properties for which market quotes or appraised values have been obtained are located in areas where comparable sales data is limited, outdated or unavailable. Accordingly, the Company may lower fair value estimates, including those obtained from real estate brokers or other third-party consultants, primarily taking into account the age of an appraisal and sales activity or lack thereof. Please see the Company’s response to comment 44 for more detail on the process for estimating the fair value of collateral.
Since the Company may use unobservable inputs that reflect the Company’s own assumptions about what other market participants would use in pricing these collateral-dependent loans they are classified in level 3 of the fair value hierarchy.

Securities and Exchange Commission
October 22, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality
Allowance for Credit Losses, page 58
44.	We note the continued deterioration in the credit quality of your loan portfolio during the fiscal 2008 period and into fiscal 2009, which has resulted in a significant increase in nonperforming loans and assets as well as significant increases in both the loan loss provision and loan charge-offs during that timeframe. We note that the largest increase in both delinquent and nonperforming loans has come from the “commercial, consumer and other” category. So that a reader would have a clear understanding of how management identifies problem loans within the loan portfolio as well as the steps taken to address any potential problems, please revise your future filings to address the following and provide us with a draft of your proposed revisions:
•	The processes taken by management in identifying potential problem loans;

•	The steps taken in identifying the nature and type of underlying collateral supporting these loans;

•	How management determines the value of the underlying collateral (i.e. if appraisals are obtained, how often and under what circumstance);

•	The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

•	Discuss how shortfalls are addressed, including the steps taken by management to address these shortfalls (i.e. include the timeframe followed);

•	Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

•	How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g loan extension, changes to interest rates, etc); and

Securities and Exchange Commission
October 22, 2009

•	In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 32, under the subheading “Past Due Loans and Non-Performing Assets.” The Company undertakes to include such revised disclosure in its future filings.
45.	We note that a significant portion (i.e. in excess of 12%) of the Company’s loan portfolio is in the form of home equity loans. A decline in the value of assets serving as collateral for these types of loans may impact your ability to collect on these loans. In addition to the above noted disclosures, consider also disclosing the following in future filings:
•	The approximate amount (or percentage) of residential mortgage and home equity loans as of the end of the reporting period with loan-to-value ratios above 100%; and

•	How you take into consideration housing price depreciation, and the homeowners’ loss of equity in the collateral, in your allowance for loan losses for both residential mortgages and home equity loans. Discuss the basis for your assumptions about housing price depreciation.

Please provide us with a draft of your proposed disclosures.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 32, at the paragraph beginning “The Company’s primary markets, which are mostly in suburban Chicago....” The Company undertakes to include such revised disclosure in its future filings.
The Company does not, however, maintain statistics regarding the present loan-to-value ratio (“LTV”) of its home equity loans and residential mortgages and is unable to provide the information referenced in the first bullet of the Staff’s comment. The Company believes that LTV is an important part of the initial credit decision. Indeed, the Company has never originated home equity loans on a wholesale basis outside of its primary suburban Chicago market and has never marketed home equity loan origination programs with initial LTVs greater than 85%, however, the majority of home equity loans were originated at LTV’s of 80% or less. Given the extreme volatility of the underlying collateral in most major markets in the United States, the Company does not believe it is practical or economical to continually re-appraise the entire residential mortgage and home equity portfolio. With 11,700 individual loans in these two

Securities and Exchange Commission
October 22, 2009

portfolios, it would cost approximately $3.5 million each time the underlying collateral properties were re-appraised. As a result, the proposed disclosure set forth in Exhibit 32 does not include a discussion of the present LTV of the Company’s loans.
The Company believes that the underlying FICO scores of the borrower and the relative level of draws on existing home equity lines are better indicators of possible credit issues. The FICO scores of every borrower were updated and reviewed during the fourth quarter of 2008. Credits that did not meet certain minimum standards are being individually monitored at each affiliate bank. Updating FICO scores on the portfolio will be performed on at least a semi-annual basis for the foreseeable future.
The Company’s relatively conservative approach to home equity lending and its thorough knowledge of its local markets has resulted in low levels of non-performing loans in the Company’s home equity and residential mortgage portfolios and low loss levels (see table in Exhibit 32). Accordingly, the Company has experienced relatively few issues related to “homeowners loss of equity in collateral”. However, the Company’s allowance for loan loss process does include factors in its general reserves for both historical loss factors, changes in economic conditions that may affect underlying collateral values and changes in the underlying collateral values. Please see the Company’s response to comment 32 for a full discussion of this process).
46.	We note the allowance for loan losses as a percentage of nonperforming loans has continued to decrease through the period ended June 30, 2009. Given the continued increase in the level of both delinquent and nonperforming loans, in future filings, please more clearly disclose how you determined your allowance for loan losses was appropriate at each respective reporting period date. Your disclosures should address the following:
•	How management developed the allowance for loan losses and the associated provision in light of the increasing levels of loan charge-offs and changes in the levels of both delinquent and nonperforming loans and assets;

•	The specific triggering events or other circumstances which impact the timing of when an allowance for loan losses is established for an impaired loan versus when the loan is charged-off; and

•	A comprehensive discussion that clearly bridges the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses. For example, discuss the reasons that your allowance has not proportionally followed the levels of your nonperforming loans and charge-offs.

Securities and Exchange Commission
October 22, 2009

Please provide us with a draft of your proposed disclosures.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 32, under the subheading “Past Due Loans and Non-Performing Assets.” The Company undertakes to include such revised disclosure in its future filings.
* * * * *

Securities and Exchange Commission
October [22], 2009
     If you have any questions regarding the foregoing, please feel free to contact me at (312) 853-7833. My fax number is (312) 853-7036.

Sincerely,
/s/ Lisa J. Reategui
Lisa J. Reategui

Attachments

cc:	Edward J. Wehmer, Wintrust Financial Corporation David A. Dykstra, Wintrust Financial Corporation David L. Stoehr, Wintrust Financial Corporation
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

[Wintrust Financial Corporation Letterhead]
October 22, 2009
Via EDGAR and Federal Express
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549
Attention: Michael D. Clampitt
Re:	Wintrust Financial Corporation
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2009
Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Ladies and Gentlemen:
In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 29, 2009, Wintrust Financial Corporation (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WINTRUST FINANCIAL CORPORATION
By:	/s/ David L. Stoehr
David L. Stoehr
Executive Vice President and Chief Financial Officer

EXHIBIT 14
Loan Portfolio
The following table shows the Company’s loan portfolio by category as of September 30, 2009, as of December 31, 2008 and September 30, 2008 (in thousands):
[Existing tabular presentation to be retained]
Commercial and commercial real estate loans. Our commercial and commercial real estate loan portfolios are comprised primarily of commercial real estate loans and lines of credit for working capital purposes. The table below sets forth information regarding the types, amounts and performance of our loans within these portfolios:
Commercial and Commercial Real Estate Loans

Allowance
							> 90 Days		For
			% of				Past Due		Loan
As of September 30, 2009			Total		Non-		and Still		Losses
(Dollars in thousands)	Balance		Loans		accrual		Accruing		Allocation
Land and development	$	[•]	[•]	%	$	[•]	$	[•]	$	[•]
Office		[•]	[•]			[•]		[•]		[•]
Industrial		[•]	[•]			[•]		[•]		[•]
Retail		[•]	[•]			[•]		[•]		[•]
Mixed use and other		[•]	[•]			[•]		[•]		[•]

Total Commercial Real Estate Loans	$	[•]	[•]	%	$	[•]	$	[•]	$	[•]

Commercial and industrial	$	[•]	[•]	%	$	[•]	$	[•]	$	[•]
Mortgage warehouse lines of credit		[•]	[•]			[•]		[•]		[•]
Community Advantage — homeowner associations		[•]	[•]			[•]		[•]		[•]
Franchise lending		[•]	[•]			[•]		[•]		[•]
Aircraft		[•]	[•]			[•]		[•]		[•]
Other		[•]	[•]			[•]		[•]		[•]

Total Commercial	$	[•]	[•]	%	$	[•]	$	[•]	$	[•]

Total Commercial and Commercial Real Estate	$	[•]	[•]	%	$	[•]	$	[•]	$	[•]

Our commercial real estate loan portfolio predominantly relates to owner-occupied real estate, and our loans are generally secured by a first mortgage lien and assignment of rents on the property. Since most of our Bank branches are located in the Chicago, Illinois metropolitan area and southeastern Wisconsin, 92% of our commercial real estate loan portfolio is located in this region. Commercial real estate market conditions continued to be under stress in the third quarter of 2009, and we expect this trend to continue. These conditions have negatively affected our commercial real estate loan portfolio, and as of September 30, 2009, our allowance for loan losses related to this portfolio is $[•] million.
Our allowance for loan losses for commercial and commercial real estate loans in the aggregate has increased to $[•] as of September 30, 2009 from $[•] as of December 31, 2008 and $[•] as of September 30, 2008.
We make commercial loans for many purposes, including: working capital lines, which are generally renewable annually and supported by business assets, personal guarantees and additional collateral; loans to condominium and homeowner associations originated through Barrington Bank’s Community Advantage program; small aircraft financing, an earning asset niche developed at Crystal Lake Bank; and franchise lending at Lake Forest Bank. Commercial business lending is generally considered to involve a higher degree of risk than traditional consumer bank lending, and as a result of the economic recession, allowance for loan losses in our commercial loan portfolio is $[•] million as of September 30, 2009.
The Company also participates in mortgage warehouse lending by providing interim funding to unaffiliated mortgage bankers to finance residential mortgages originated by such bankers for sale into the secondary market. The Company’s loans to the mortgage bankers are secured by the business assets of the mortgage companies as well as the specific mortgage loans funded by the Company, after they have been pre-approved for purchase by third party end lenders. End lender re-payments are sent directly to the Company upon end-lenders’ acceptance of final loan documentation. The Company may also provide interim financing for packages of mortgage loans on a bulk basis in circumstances where the mortgage bankers desire to competitively bid on a number of mortgages for sale as a package in the secondary market. Typically, the Company will serve as sole funding source for its mortgage warehouse lending customers under short-term revolving credit agreements. Amounts advanced with respect to any particular mortgage loan are usually required to be repaid within 21 days.
Despite poor economic conditions generally, and the particularly difficult conditions in the U.S. residential real estate market experienced since 2008, our mortgage warehouse lending business has expanded during 2009 due to the high demand for mortgage refinancings given the historically low interest rate environment and the fact that many of our competitors exited the market in late 2008 and early 2009. The expansion of this business has caused our mortgage warehouse lines to increase to $[•] as of September 30, 2009 from $[•] as of December 31, 2008 and $[•] as of September 30, 2008. Additionally, our allowance for loan losses with respect to these loans is $[•] as of September 30, 2009. Since the inception of this business, the Company has not suffered any related loan losses.

EXHIBIT 18
An investment in our securities is subject to risks inherent to our business. The material risks and uncertainties that management believes affect Wintrust are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. Additional risks and uncertainties that management is not aware of or that management currently deems immaterial may also impair Wintrust’s business operations. This report is qualified in its entirety by these risk factors. If any of the following risks actually occur, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our securities could decline significantly, and you could lose all or part of your investment.
Difficult economic conditions have adversely affected our company and the financial services industry in general and further deterioration may adversely affect our financial condition and results of operations.
The U.S. economy has been in recession since the third quarter of 2008, and the housing and real estate markets have been experiencing extraordinary slowdowns since 2007. Additionally, unemployment rates have continued to rise during these periods. These factors have had a significant negative effect on us and other companies in the financial services industry. As a lending institution, our business is directly affected by the ability of our borrowers to repay their loans, as well as by the value of collateral, such as real estate, that secures many of our loans. Market turmoil has led to an increase in delinquencies and has negatively impacted consumer confidence and the level of business activity. Non-performing loans increased to $[•] million as of September 30, 2009 from $136.1 million as of December 31, 2008 and $113.0 million as of September 30, 2008. Continued weakness or further deterioration in the economy, real estate markets or unemployment rates, particularly in the markets in which we operate, will likely diminish the ability of our borrowers to repay loans that we have given them, the value of any collateral securing such loans and may cause increases in delinquencies, problem assets, charge-offs and provision for credit losses, all of which could materially adversely affect our financial condition and results of operations.
Since our business is concentrated in the greater Chicago and southeast Wisconsin metropolitan areas, further declines in the economy of this region could adversely affect our business.
Except for our premium finance business and certain other niche businesses, our success depends primarily on the general economic conditions of the specific local markets in which we operate. Unlike larger national or other regional banks that are more geographically diversified, we provide banking and financial services to customers primarily in the greater Chicago and southeast Wisconsin metropolitan areas. The local economic conditions in these areas significantly impact the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources. Specifically, most of the loans in our portfolio are secured by real estate located in the Chicago metropolitan area. Our local market area has experienced recent negative changes in overall market conditions relating to real estate valuation. As troubled assets are liquidated into the market, the additional supply is driving appraised valuations of real estate much lower. Further declines in economic conditions, including inflation, recession, unemployment, changes in securities markets or other factors with impact on these local markets could, in turn, have a material adverse effect on our financial condition and results of operations. Continued deterioration in the real estate markets where collateral for mortgage loans is located could adversely affect the borrower’s ability to repay the loan and the value of the collateral securing the loan, and in turn the value of our assets.
If our allowance for loan losses is not sufficient to absorb losses that may occur in our loan portfolio, our financial condition and liquidity could suffer.
We maintain an allowance for loan losses that is intended to absorb credit losses that we expect to incur in our loan portfolio. At each balance sheet date, our management determines the amount of the allowance for loan losses based on our estimate of probable and reasonably estimable losses in our loan portfolio, taking into account probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified.
Because our allowance for loan losses represents an estimate of probable losses, there is no certainty that it will be adequate over time to cover credit losses in the portfolio, particularly in the case of continued adverse changes in the economy, market conditions, or events that adversely affect specific customers. For example, since December 31, 2008, we have had to increase our allowance for loan losses from $69.8 million to $[•] million as a result of the economic recession and financial crisis. This represents [•]% of the total value of our loans outstanding as of September 30, 2009. This increase is primarily the result of deterioration in our commercial and commercial real estate loan portfolios, which comprised [•]% of our total loan portfolio as of September 30, 2009. Estimating loan loss allowances for our newer banks is more difficult because rapidly growing and de novo bank loan portfolios are, by their nature, unseasoned. Therefore, our newer bank subsidiaries may be more susceptible to changes in estimates, and to losses exceeding estimates, than banks with more seasoned loan portfolios.
Although we believe our loan loss allowance is adequate to absorb probable and reasonably estimable losses in our loan portfolio, if our estimates are inaccurate and our actual loan losses exceed the amount that is anticipated, our financial condition and liquidity could be materially adversely affected.
For more information regarding our allowance for loan losses, see [•] under Management’s Discussion and Analysis of Results of Operations and Financial Condition and Results of Operations.
Unanticipated changes in prevailing interest rates could adversely affect our net interest income, which is our largest source of income.
Wintrust is exposed to interest rate risk in its core banking activities of lending and deposit taking, since changes in prevailing interest rates affect the value of our assets and liabilities. Such changes may adversely affect our net interest income, which is the difference between interest income and interest expense. Net interest income represents our largest source of net income, and was $244.6 million for the year ended December 31, 2008 and $[•] million and $181.8 million for the nine month periods ended September 30, 2009 and September 30, 2008, respectively. In particular, our net interest income is affected by the fact that assets and liabilities reprice at different times and by different amounts as interest rates change.
Each of our businesses may be affected differently by a given change in interest rates. For example, we expect the results of our mortgage banking business in selling loans into the secondary market would be negatively impacted during periods of rising interest rates, whereas falling interest rates could have a negative impact on the net interest spread earned as we would be unable to lower the rates on many interest bearing deposit accounts of our customers to the same extent as many of our higher yielding asset classes.
Additionally, changes in interest rates may adversely influence the growth rate of loans and deposits, the quality of our loan portfolio, loan and deposit pricing, the volume of loan originations in our mortgage banking business and the value that we can recognize on the sale of mortgage loans in the secondary market.
We seek to mitigate our interest rate risk through several strategies, which may not be successful. For example, with the relatively low interest rates that prevailed in recent years, we were able to augment the total return of our investment securities portfolio by selling call options on fixed-income securities that we own. During 2008, 2007 and 2006, we recorded fee income of approximately $29.0 million for the year ended December 31, 2008, and $[•] million and $21.6 million for the nine month periods ended September 30, 2009 and September 30, 2008, respectively. During 2009, we have had fewer opportunities to use this mitigation methodology due to lower than acceptable security yields and related option pricing. We also mitigate our interest rate risk by entering into interest rate swap and other interest rate derivative contracts from time to time to mitigate our interest rate risk. These derivative contracts are entered into with counterparties. To the extent that the market value of any derivative contracts moves to a negative market value, we are subject to loss if the counterparty defaults. In the future, there can be no assurance that such mitigation strategies will be available or successful.
Our liquidity position may be negatively impacted if economic conditions continue to suffer.
Liquidity is a measure of whether our cash flows and liquid assets are sufficient to satisfy current and future financial obligations, such as demand for loans, deposit withdrawals and operating costs. Our liquidity position is affected by a number of factors, including the amount of cash and other liquid assets on hand, payment of interest and dividends on debt and equity instruments that we have issued, capital we inject into our bank subsidiaries, proceeds we raise through the issuance of securities, our ability to draw upon our revolving credit facility and dividends received from our banking subsidiaries. Our future liquidity position may be adversely affected by multiple factors, including:
•	if our banking subsidiaries report net losses or their earnings are weak relative to our cash flow needs;

•	if we deem it advisable or are required by the Board of Governors of the Federal Reserve System to make capital injections to our banking subsidiaries;

•	if we are unable to access our revolving credit facility due to a failure to satisfy financial and other covenants; or

•	if we are unable to raise additional capital on terms that are satisfactory to us.
Continued weakness or worsening of the economy, real estate markets or unemployment levels may increase the likelihood that one or more of these events occurs. If our liquidity becomes limited, it may have a material adverse effect on our results of operations and financial condition.
If we fail to meet our regulatory capital ratios, we may be forced to raise capital or sell assets.
As a banking institution, we are subject to regulations that require us to maintain certain capital ratios, such as the ratio of our Tier 1 capital to our risk-based assets. If our regulatory capital ratios decline, as a result of decreases in the value of our loan portfolio or otherwise, we will be required to improve such ratios by either raising additional capital or by disposing of assets. If we choose to dispose of assets, we cannot be certain that we will be able to do so at prices that we believe to be appropriate, and our future operating results could be negatively affected. If we choose to raise additional capital, we may accomplish this by selling additional shares of common stock, or securities convertible into or exchangeable for common stock, which could significantly dilute the ownership percentage of holders of our common stock and cause the market price of our common stock to decline. Additionally, events or circumstances in the capital markets generally may increase our capital costs and impair our ability to raise capital at any given time.
Our agreements with the Treasury restrict our ability to pay dividends and repurchase common or preferred stock, place limitations on our executive compensation practices, and may result in dilution to our common stockholders.
On December 19, 2008, we issued and sold preferred stock and a warrant to the United States Department of the Treasury (“Treasury”) as part of the Capital Purchase Program. The preferred stock has an annual dividend payment of 5.0%, which increases to 9.0% per year if we do not redeem the preferred stock at or prior to February 15, 2014. This higher dividend rate may be financially unattractive to us compared to the cost of capital under market conditions at that time. The warrant issued to Treasury entitles the holder to purchase 1,643,295 shares of our common stock at an exercise price of $22.82 per share, and may be exercised, in whole or in part, over a ten-year period. If the warrant is exercised, the percentage ownership of holders of our common stock would be diluted.
Furthermore, we are subject to certain restrictions as a result of our participation in the Capital Purchase Program. In particular, prior to December 19, 2011, unless we have redeemed all of the preferred stock or the Treasury has transferred all of the preferred stock to a third party, the consent of the Treasury will be required for us to, among other things, increase our common stock dividend or repurchase our common stock or other preferred stock (with certain exceptions, including the repurchase of common stock to offset share dilution from equity-based employee compensation awards). The terms of the Capital Purchase Program also place limitations on our executive compensation practices, which may have a negative impact on our ability to retain or attract well qualified and experienced senior officers. The inability to retain or attract well qualified senior officer could materially and adversely affect business, results of operations, financial condition, access to funding and, in turn, the trading price of our common stock. We may also become subject to additional restrictions in the future, as the Treasury has the power to unilaterally amend the terms of the purchase agreement to the extent required to comply with changes in applicable federal law.
Legislative and regulatory actions taken now or in the future regarding the financial services industry may significantly increase our costs or limit our ability to conduct our business in a profitable manner.
As a result of the ongoing financial crisis and challenging market conditions, we expect to face increased regulation and regulatory and political scrutiny of the financial services industry, including as a result of our participation in the Capital Purchase Program. While we are unable to predict the scope or impact of any potential legislation or regulatory action, it is possible that such regulations could significantly increase our regulatory compliance costs, impede the efficiency of our internal business processes, negatively impact the recoverability of certain of our recorded assets, require us to increase our regulatory capital, interfere with our executive compensation plans, or limit our ability to pursue business opportunities in an efficient manner.
Our FDIC insurance premiums may increase, which could negatively impact our results of operations.
Recent insured institution failures, as well as deterioration in banking and economic conditions, have significantly increased FDIC loss provisions, resulting in a decline of its deposit insurance fund to historical lows. The FDIC expects a higher rate of insured institution failures in the next few years compared to recent years; thus, the reserve ratio may continue to decline. In addition, the Emergency Economic Stabilization Act of 2008, as amended, increased the limit on FDIC coverage to $250,000 through December 31, 2013.
These developments have caused our FDIC insurance premiums to increase, and may cause additional increases. On September 30, 2009, the FDIC collected a special assessment from each insured institution, and additional assessments are possible. The FDIC has also proposed that insured institutions be required to prepay three years of insurance premiums in 2009. Any such premiums would be paid in cash, and while they would be recorded as a prepaid expense, our regulatory capital ratios and liquidity would be reduced, and our lending capacity would be diminished, which could negatively affect our future results of operations.
The financial services industry is very competitive, and if we are not able to compete effectively, we may lose market share and our business could suffer.
We face competition in attracting and retaining deposits, making loans, and providing other financial services (including wealth management services) throughout our market area. Our competitors include national, regional and other community banks, and a wide range of other financial institutions such as credit unions, government-sponsored enterprises, mutual fund companies, insurance companies, factoring companies and other non-bank financial companies. Many of these competitors have substantially greater resources and market presence than Wintrust and, as a result of their size, may be able to offer a broader range of products and services as well as better pricing for those products and services than we can. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems, and has made it possible for banks that do not have a physical presence in our markets to compete for deposits. If we are unable to compete effectively, we will lose market share and income from deposits, loans, and other products may be reduced. This could adversely affect our profitability and have a material adverse effect on our financial condition and results of operations.
Our ability to compete successfully depends on a number of factors, including, among other things:
•	the ability to develop, maintain and build upon long-term customer relationships based on top quality service and high ethical standards;

•	the scope, relevance and pricing of products and services offered to meet customer needs and demands;

•	the rate at which we introduce new products and services relative to our competitors;

•	customer satisfaction with our level of service; and

•	industry and general economic trends.
Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.
Our premium finance business may involve a higher risk of delinquency or collection than our other lending operations, and could expose us to losses.
We provide financing for the payment of commercial insurance premiums and life insurance premiums on a national basis through our wholly owned subsidiary, First Insurance Funding Corporation (“FIFC”). Commercial insurance premium finance loans involve a different, and possibly higher, risk of delinquency or collection than life insurance premium finance loans and the loan portfolios of our bank subsidiaries because these loans are issued primarily through relationships with a large number of unaffiliated insurance agents and because the borrowers are located nationwide. As a result, risk management and general supervisory oversight may be difficult. As of September 30, 2009, we had $[•] of commercial insurance premium finance loans, which represented [•]% of our total loan portfolio as of such date.
FIFC may also be more susceptible to third party fraud with respect to commercial insurance premium finance loans because these loans are originated and many times funded through relationships with unaffiliated insurance agents and brokers. Acts of fraud are difficult to detect and deter, and we cannot assure investors that FIFC’s risk management procedures and controls will prevent losses from fraudulent activity. We may be exposed to the risk of loss in its premium finance business because of fraud, the possibility of insolvency of insurance carriers that are in possession of unearned insurance premiums that represent our collateral or that our collateral value is not ultimately enough to cover our outstanding balance in the event that a borrower defaults, which could result in a material adverse effect on our financial condition and results of operations. Additionally, to the extent that affiliates of insurance carriers, banks, and other lending institutions add greater service and flexibility to their financing practices in the future, our competitive position and results of operations could be adversely affected. There can be no assurance that FIFC will be able to continue to compete successfully in its markets.
If we fail to comply with certain of our covenants under our securitization facility, the holders of the related notes could declare a rapid amortization event, which could require us to repay any outstanding amounts immediately, which would significantly impair our financial condition and liquidity.
In September 2009, our indirect subsidiary, FIFC Premium Funding I, LLC, sold $600 million in aggregate principal amount of its Series 2009-A Premium Finance Asset Backed Notes, Class A (the “Notes”), which were issued in a securitization transaction sponsored by FIFC. The related indenture contains certain financial and other covenants that must be met in order to continue to sell notes into the facility. In addition, if any of these covenants are breached, the holders of the Notes may, under certain circumstances, declare a rapid amortization event, which would require us to repay the any outstanding notes immediately. Such an event would significantly impair our financial condition and liquidity.
Widespread financial difficulties or credit downgrades among commercial and life insurance providers could lessen the value of the collateral securing our premium finance loans and impair the financial condition and liquidity of FIFC.
FIFC’s premium finance loans are primarily secured by the insurance policies financed by the loans. These insurance policies are written by a large number of insurance companies geographically dispersed throughout the country. To the extent that commercial or life insurance providers experience widespread difficulties or credit downgrades, the value of our collateral will be reduced. If one or more large nationwide insurers were to fail, the value of our portfolio could be significantly negatively impacted. A significant downgrade in the value of the collateral supporting our premium finance business could impair our ability to create liquidity for this business, which, in turn could negatively impact our ability to expand.
An actual or perceived reduction in our financial strength may cause others to reduce or cease doing business with us, which could result in a decrease in our net interest income.
Our customers rely upon our financial strength and stability and evaluate the risks of doing business with us. If we experience diminished financial strength or stability, actual or perceived, including due to market or regulatory developments, announced or rumored business developments or results of operations, or a decline in stock price, customers may withdraw their deposits or otherwise seek services from other banking institutions and prospective customers may select other service providers. The risk that we may be perceived as less creditworthy relative to other market participants is increased in the current market environment, where the consolidation of financial institutions, including major global financial institutions, is resulting in a smaller number of much larger counterparties and competitors. If customers reduce their deposits with us or select other service providers for all or a portion of the services that we provide them, net interest income and fee revenues will decrease accordingly, and could have a material adverse effect on our results of operations.
Consumers may decide not to use banks to complete their financial transactions, which could adversely affect our business and results of operations.
Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.
If we are unable to attract and retain experienced and qualified personnel, our ability to provide high quality service will be diminished and our results of operations may suffer.
We believe that our future success depends, in part, on our ability to attract and retain experienced personnel, including our senior management and other key personnel. Our business model is dependent upon our ability to provide high quality, personal service at our community banks. In addition, as a holding company that conducts its operations through our subsidiaries, we are focused on providing entrepreneurial-based compensation to the chief executives of each our business units. As a Company with start-up and growth oriented operations, we are cognizant that to attract and retain the managerial talent necessary to operate and grow our businesses we often have to compensate our executives with a view to the business we expect them to manage, rather than the size of the business they currently manage. Accordingly, the restrictions placed on executive compensation through our participation in the Capital Purchase Program, as well any future restrictions, may negatively impact our ability to retain and attract senior management. The loss of any of our senior managers or other key personnel, or our inability to identify, recruit and retain such personnel, could materially and adversely affect our business, operating results and financial condition.
If we are unable to continue to identify favorable acquisitions or successfully integrate our acquisitions, our growth may be limited and our results of operations could suffer.
In the past several years, we have completed numerous acquisitions of banks, other financial service related companies and financial service related assets and may continue to make such acquisitions in the future. Wintrust seeks merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. Failure to successfully identify and complete acquisitions likely will result in Wintrust achieving slower growth. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

•	potential exposure to unknown or contingent liabilities or asset quality issues of the target company;

•	difficulty and expense of integrating the operations and personnel of the target company;

•	potential disruption to our business, including diversion of our management’s time and attention;

•	the possible loss of key employees and customers of the target company;

•	difficulty in estimating the value of the target company; and

•	potential changes in banking or tax laws or regulations that may affect the target company.
Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of Wintrust’s tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on our financial condition and results of operations.
We may participate in FDIC-assisted acquisitions, which could present additional risks to our financial condition.
We may make opportunistic whole or partial acquisitions of troubled financial institutions in transactions facilitated by the FDIC. In addition to the risks frequently associated with acquisitions, an acquisition of a troubled financial institution may involve a greater risk that the acquired assets underperform compared to our expectations. Additionally, while the FDIC may agree to assume certain losses in transactions that it facilitates, there can be no assurances that such an arrangement will be agreed to, or that it will be sufficient to protect us.
De novo operations and branch openings often involve significant expenses and delayed returns and may negatively impact Wintrust’s profitability.
Our financial results have been and will continue to be impacted by our strategy of de novo bank formations and branch openings. While the recent financial crisis and interest rate environment has caused us to open fewer de novo banks, we expect to undertake additional de novo bank formations or branch openings when market conditions improve. Based on our experience, we believe that it generally takes over 13 months for de novo banks to first achieve operational profitability, depending on the number of banking facilities opened, the impact of organizational and overhead expenses, the start-up phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets. However, it may take longer than expected or than the amount of time Wintrust has historically experienced for new banks and/or banking facilities to reach profitability, and there can be no guarantee that these new banks or branches will ever be profitable. To the extent we undertake additional de novo bank, branch and business formations, our level of reported net income, return on average equity and return on average assets will be impacted by start-up costs associated with such operations, and it is likely to continue to experience the effects of higher expenses relative to operating income from the new operations. These expenses may be higher than we expected or than our experience has shown, which could have a material adverse effect on our financial condition and results of operations.
Changes in accounting standards could materially adversely affect how we report our financial results and condition.
From time to time, the Financial Accounting Standards Board and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

EXHIBIT 23
ITEM 2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of financial condition as of September 30, 2009, compared with December 31, 2008 and September 30, 2008, and the results of operations for the nine month periods ended September 30, 2009 and 2008, should be read in conjunction with the our unaudited consolidated financial statements and notes contained in this report. This discussion contains forward-looking statements that involve risks and uncertainties and, as such, future results could differ significantly from management’s current expectations. See the last section of this discussion for further information on forward-looking statements.
Introduction
Wintrust is a financial holding company that provides traditional community banking services, primarily in the Chicago metropolitan area and southeastern Wisconsin, and operates other financing businesses on a national basis through several non-bank subsidiaries. Additionally, Wintrust offers a full array of wealth management services to customers in the Chicago metropolitan area and southeastern Wisconsin.
Overview
Community Banking
As of September 30, 2009, our community banking franchise consisted of 15 community banks (the “Banks”) with 78 locations. Through these banks, we provide banking and financial services primarily to individuals, small to mid-sized businesses, local governmental units and institutional clients residing primarily in the Banks’ local service areas. These services include traditional deposit products such as demand, NOW, money market, savings and time deposit accounts, as well as a number of unique deposit products targeted to specific market segments. The Banks also offer home equity, home mortgage, consumer, real estate and commercial loans, safe deposit facilities, ATMs, internet banking and other innovative and traditional services specially tailored to meet the needs of customers in their market areas.
Profitability of our community banking franchise is primarily driven by our net interest income and margin, our funding mix and related costs, the level of non-performing loans and other real estate owned, the amount of mortgage banking revenue and our history of establishing de novo banks.
Net interest income and margin The primary source of the our revenue is net interest income. Net interest income is the difference between interest income and fees on earning assets, such as loans and securities, and interest expense on liabilities to fund those assets, including deposits and other borrowings. Net interest income can change significantly from period to period based on general levels of interest rates, customer prepayment patterns, the mix of interest-earning assets and the mix of interest-bearing and non-interest bearing deposits and borrowings.

Funding mix and related costs. Our most significant source of funding is core deposits, which are comprised of non-interest-bearing deposits, non-brokered interest-bearing transaction accounts, savings deposits and domestic time deposits. Our branch network is our principal source of core deposits, which generally carry lower interest rates than wholesale funds of comparable maturities. Our profitability has been bolstered in recent quarters as fixed term certificates of deposit have been renewing at lower rates given the historically low interest rate levels in place recently and particularly since the fourth quarter of 2008.
Level of non-performing loans and other real estate owned. The level of non-performing loans and other real estate owned can significantly impact our profitability as these loans do not accrue any income, can be subject to charge-offs and write-downs due to deteriorating market conditions and generally result in additional legal and collections expenses. Given the current economic conditions, these costs have been trending higher in recent quarters.
Mortgage banking revenue. Our community banking franchise is also influenced by the level of fees generated by the origination of residential mortgages and the sale of such mortgages into the secondary market. This revenue is significantly impacted by the level of interest rates associated with home mortgages. Recently, such interest rates have been historically low and customer refinancings have been high, resulting in increased fee revenue. Additionally, in December 2008, we acquired certain assets and assumed certain liabilities of the mortgage banking business of Professional Mortgage Partners (“PMP”) for an initial cash purchase price of $1.4 million, plus potential contingent consideration of up to $1.5 million per year in each of the following three years dependent upon reaching certain earnings thresholds. As a result of the acquisition, we significantly increased the capacity of our mortgage-origination operations, primarily in the Chicago metropolitan market. The PMP transaction also changed the mix of our mortgage origination business in the Chicago market, resulting in a relatively greater portion of that business being retail, rather than wholesale, oriented. The primary risk of the PMP acquisition transaction relates to the integration of a significant number of locations and staff members into our existing mortgage operation during a period of increased mortgage refinancing activity. Costs in the mortgage business are variable as they primarily relate to commissions paid to originators.1
Establishment of de novo operations. Our historical financial performance has been affected by costs associated with growing market share in deposits and loans, establishing and acquiring banks, opening new branch facilities and building an experienced management team. Our financial performance generally reflects the improved profitability of our banking subsidiaries as they mature, offset by the costs of establishing and acquiring banks and opening new branch facilities. From our experience, it generally takes over 13 months for new banks to achieve operational profitability depending on the number and timing of branch facilities added.
In determining the timing of the formation of de novo banks, the opening of additional branches of existing banks, and the acquisition of additional banks, we consider many factors, particularly our perceived ability to obtain an adequate return on our invested capital driven largely by the then existing cost of funds and lending margins, the general economic climate and the level of competition in a given market. We began to slow the rate of growth of new locations in 2007

[1]	This paragraph responds to comment 29.

due to tightening net interest margins on new business which, in the opinion of management, did not provide enough net interest spread to be able to garner a sufficient return on our invested capital. Since the second quarter of 2008, we have not established a new banking location either through a de novo opening or through an acquisition, due to the financial system crisis and recessionary economy and our decision to utilize our capital to support our existing franchise rather than deploy our capital for expansion through new locations which tend to operate at a loss in the early months of operation. Thus, while expansion activity during the past three years has been at a level below earlier periods in our history, we expect to resume de novo bank openings, formation of additional branches and acquisitions of additional banks when favorable market conditions return.2
In addition to the factors considered above, before we engage in expansion through de novo branches or banks we must first make a determination that the expansion fulfills our objective of enhancing shareholder value through potential future earnings growth and enhancement of the overall franchise value of the Company. Generally, we believe that, in normal market conditions, expansion through de novo growth is a better long-term investment than acquiring banks because the cost to bring a de novo location to profitability is generally substantially less than the premium paid for the acquisition of a healthy bank. Each opportunity to expand is unique from a cost and benefit perspective. Factors including the valuation of our stock, other economic market conditions, the size and scope of the particular expansion opportunity and competitive landscape all influence the decision to expand via de novo growth or through acquisition.
Niche Lending3
Through our niche lending segment, we offer financing of insurance premiums for businesses and individuals; accounts receivable financing, value-added, out-sourced administrative services; and other specialty lending businesses. We conduct our niche lending through indirect non-bank subsidiaries and divisions of our Banks.
Financing of Commercial Insurance Premiums
First Insurance Funding Corporation (“FIFC”), our wholly owned subsidiary, operates our most significant specialized earning asset niche, and originated approximately $[•] billion in loans (premium finance receivables) during the third quarter of 2009. FIFC makes loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. The loans are originated by FIFC working through independent medium and large insurance agents and brokers located throughout the United States. The insurance premiums financed are primarily for commercial customers’ purchases of liability, property and casualty and other commercial insurance.
This lending involves relatively rapid turnover of the loan portfolio and high volume of loan originations. Because of the indirect nature of this lending and because the borrowers are located nationwide, this segment may be more susceptible to third party fraud than relationship lending; however, management has established various control procedures to mitigate the risks associated

[2]	This paragraph responds to comment 27.

[3]	This section responds to comment 28.

with this lending. The majority of these loans are purchased by the Banks in order to more fully utilize their lending capacity as these loans generally provide the Banks with higher yields than alternative investments. Historically, FIFC originations that were not purchased by the Banks were sold to unrelated third parties with servicing retained. However, during the third quarter of 2009, FIFC sold $[•] in premium finance receivables to our indirect subsidiary, FIFC Premium Funding I, LLC, which in turn sold $600 million in aggregate principal amount of notes backed by such premium finance receivables in a securitization transaction sponsored by FIFC.
The primary driver of profitability related to the financing of commercial insurance premiums is the net interest spread that FIFC can produce between the yields on the loans generated and the cost of funds allocated to the business unit. The commercial premium finance business is a competitive industry and yields on loans are influenced by the market rates offered by our competitors. We fund these loans either through the securitization facility described above or through our deposits, the cost of which is influenced by competitors in the retail banking markets in the Chicago and Milwaukee metropolitan areas.
Financing of Life Insurance Premiums
In 2007, FIFC began financing life insurance policy premiums generally for high net-worth individuals. These loans are originated directly with the borrowers with assistance from life insurance carriers, independent insurance agents, financial advisors and legal counsel. The life insurance policy is the primary form of collateral. In addition, these loans often are secured with a letter of credit, marketable securities or certificate of deposits. In some cases, FIFC may make a loan that has a partially unsecured position. In July 2009, FIFC expanded this niche lending business segment when it purchased a portfolio of domestic life insurance premium finance loans from certain affiliates of American International Group for an aggregate purchase price of $[•] million. The purchased loans had an aggregate unpaid principal balance of approximately $[•] million.
As with the commercial premium finance business, the primary driver of profitability related to the financing of life insurance premiums is the net interest spread that FIFC can produce between the yields on the loans generated and the cost of funds allocated to the business unit.
Profitability of financing both commercial and life insurance premiums is also meaningfully impacted by leveraging information technology systems, maintaining operational efficiency and increasing average loan size, each of which allows us to expand our loan volume without significant capital investment.
Wealth Management
We currently offer a full range of wealth management services through three separate subsidiaries, including trust and investment services, asset management and securities brokerage services, marketed primarily under the Wayne Hummer name.
The primary influences on the profitability of the wealth management business can be associated with the level of commission received related to the trading performed by the brokerage customers for their accounts; and the amount of assets under management for which asset management and trust units receive a management fee for advisory, administrative and custodial services. As such, revenues are influenced by a rise or fall in the debt and equity markets and the resultant increase or decrease in the value of our client accounts on which are fees are based. The commissions received by the brokerage unit are not as directly influenced by the directionality of the debt and equity markets but rather the desire of our customers to engage in trading based on their particular situations and outlooks of the market or particular stocks and bonds. Profitability in the brokerage business is impacted by commissions which fluctuate over time.
Federal Government, Federal Reserve and FDIC Programs
Since December of 2008, the federal government, the Federal Reserve Bank of New York (the “New York Fed”) and the Federal Deposit Insurance Corporation (the “FDIC”) have made various programs available to banks and other financial institutions in an effort to ensure a well-functioning the U.S. financial system. We participate in three of such programs: the Capital Purchase Program, administered by the U.S. Department of the Treasury (“Treasury”), the Term Asset-Backed Securities Loan Facility (“TALF”), created by the New York Fed, and the Temporarily Liquidity Guarantee Program (“TLGP”), created by the FDIC.
Participation in Capital Purchase Program. In October 2008, the Treasury announced that it intended to use the initial funds allocated to it pursuant to the Troubled Asset Relief Program (“TARP”), created by the Emergency Economic Stabilization Act of 2008, to invest directly in financial institutions through the newly-created Capital Purchase Program (“CPP”). At that time, U.S. Treasury Secretary Henry Paulson stated that the program was “designed to attract broad participation by healthy institutions” which “have plenty of capital to get through this period, but are not positioned to lend as widely as is necessary to support our economy.”
Our management believed at the time of the CPP investment, as it does now, that Treasury’s CPP investment was not necessary for the Company’s short or long-term health. However, the CPP investment presented an opportunity for us. By providing us with a significant source of relatively inexpensive capital, the Treasury’s CPP investment allows us to accelerate our growth cycle and expand lending.
Consequently, we applied for CPP funds and our application was accepted by Treasury. As a result, on December 19, 2008, we entered into an agreement with the U.S. Department of the Treasury to participate in Treasury’s CPP, pursuant to which we issued and sold preferred stock and a warrant to Treasury in exchange for aggregate consideration of $250 million (the “CPP investment”). As a result of the CPP investment, our total risk-based capital ratio as of December 31, 2008 increased from 10.3% to 13.1%. To be considered “well capitalized,” we must maintain a total risk-based capital ratio in excess of 10%.4
The terms of our agreement with Treasury impose significant restrictions upon us, including increased scrutiny by Treasury, banking regulators and Congress, additional corporate governance requirements, restrictions upon our ability to repurchase stock and pay dividends and, as a result of increasingly stringent regulations issued by Treasury following the closing of the CPP investment, significant restrictions upon executive compensation. Pursuant to the terms

[4]	This section responds to comment 24.

of the agreement between Treasury and us, Treasury is permitted to amend the agreement unilaterally in order to comply with any changes in applicable federal statutes.
For additional information on the terms of the preferred stock and the warrant, see “—Treasury Capital Purchase Program.”
TALF-Eligible Issuance. In September 2009, our indirect subsidiary, FIFC Premium Funding I, LLC, sold $600 million in aggregate principal amount of its Series 2009-A Premium Finance Asset Backed Notes, Class A (the “Notes”), which were issued in a securitization transaction sponsored by FIFC. FIFC Premium Funding I, LLC’s obligations under the Notes are secured by revolving loans made to buyers of property and casualty insurance policies to finance the related premiums payable by the buyers to the insurance companies for the policies.
At the time of issuance, the Notes were eligible collateral under TALF and certain investors therefore received non-recourse funding from the New York Fed in order to purchase the Notes. As a result, FIFC believes it received greater proceeds at lower interest rates from the securitization than it otherwise would have received in non-TALF-eligible transactions. However, as is true in the case of the CPP investment, management views the TALF-eligible securitization as a funding mechanism offering us the ability to accelerate our growth plan, rather than one essential to the maintenance of our “well capitalized” status.
TLGP Guarantee. In November 2008, the FDIC adopted a final rule establishing the TLGP. The TLGP provided two limited guarantee programs: One, the Debt Guarantee Program, that guaranteed newly-issued senior unsecured debt, and another, the Transaction Account Guarantee program (“TAG”) that guaranteed certain non-interest-bearing transaction accounts at insured depository institutions. All insured depository institutions that offer non-interest-bearing transaction accounts had the option to participate in either program. We did not participate in the Debt Guarantee Program.
In December 2008, each of our subsidiary banks elected to participate in the TAG, which provides unlimited FDIC insurance coverage for the entire account balance in exchange for an additional insurance premium to be paid by the depository institution for accounts with balances in excess of the current FDIC insurance limit of $250,000. This additional insurance coverage would continue through December 31, 2009. In October 2009, the FDIC notified depository institutions that it was extending the TAG program for an additional six months until June 30, 2010 at the option of participating banks. Our subsidiary banks have determined that it is in their best interest to continue participation in the TAG program and have opted to participate for the additional six-month period.
Business Outlook5
Recent Performance.
We recorded net income of $[•] million, or $[•] per diluted share, for the quarter ended September 30, 2009, compared to $6.5 million of net income, or $0.06 per diluted common share, recorded in the second quarter of 2009. Compared to the third quarter of 2008, earnings

[5]	This section responds to the Staff’s bulleted requests in comment 23.

per diluted common share increased $[•] per share, on a $[•] million increase in net income. Earnings per diluted common share in the third quarter of 2009 compared to the third quarter of 2008 were reduced by preferred stock dividends including discount accretion, related to our issuances of preferred stock in the second half of 2008, reducing net income available to common shareholders by $[•] million, or $[•] per diluted common share.
Management believes it made good progress on many strategic initiatives during a very active quarter. The acquisition of the life insurance premium finance portfolio was accounted for as a business combination and resulted in a bargain purchase gain of which $[•] million was recognized in the third quarter of 2009 and management anticipates it will recognize additional gains on this portfolio in subsequent quarters. The securitization of a portion of our property and casualty premium finance loan portfolio enhanced our regulatory capital position, balance sheet liquidity and earnings.
Our net interest margin for the quarter increased to [•]% from 2.91% in the second quarter and 2.74% in the third quarter of 2008 reflecting positive results from both deposit and asset re-pricing and solid balance sheet growth at reasonable and commensurate pricing levels. Fee and other income remained relatively strong while expenses, other than credit related expenses, were in line with expectations.
In regard to credit quality trends, we recorded a provision for credit losses of $[•] million to accommodate net charge-offs approximating $[•] million during the quarter. In addition to these charge-offs, we also recorded $[•] million of expense related to write downs of other real estate owned. $[•] million of the quarter’s charge-offs relate to loans which had previously established specific reserves. Approximately $[•] million of the charge-offs related to either dispositions or new problem assets. The remaining $[•] million related to continued downward revaluation of collateral values. This revaluation, along with the $[•] million OREO charge, can be attributed to our commitment to liquidate problem assets in a very aggressive manner and, more importantly, to very recent changes in overall market conditions. As an increasing amount of troubled assets are being liquidated in the market as a whole, the appraised values are dropping accordingly, reflecting the adverse impact of the additional supply. These reduced valuations are further supported by liquidation bids which we have received on our problem portfolio.
Our allowance for loan losses increased to $[•] million or [•]% of total loans. Adding our reserve for lending-related commitments and credit discount on purchased assets brings total credit reserves and discounts to $[•] million or [•]% of total loans. Management believes the allowance for loan losses is adequate given existing knowledge of our loan portfolio. However, if the valuation of real estate declines further, we may need to provide for additional potential losses in future quarters.
Total non-performing assets decreased $[•] million from the prior quarter end. Quarter end non-performing loans include approximately $[•] million of administrative past due loans which have been cleared in October 2009. Management anticipates continued aggressive disposition of problem assets in the fourth quarter. Management expects to have new problem assets in future quarters, but anticipates that dispositions or reductions of non-performing assets will exceed new problem assets.

We continue to focus on increasing core earnings and clearing the balance sheet of problem assets. Core earning opportunities remain in the areas of deposit re-pricing, core franchise growth and liquidity redeployment. At quarter end, we had in excess of $[•] billion in liquid assets and was operating at an [•]% loan to deposit ratio—the low end of our desired 85% to 90% range. Earnings could be enhanced if we are successful in our objective of redeploying a portion of those liquid assets into higher yielding loans.

EXHIBIT 26
In connection with our participation in the Capital Purchase Program, we have committed to expand the flow of credit to U.S. consumers and businesses on competitive terms, and to work to modify the terms of residential mortgages as appropriate. The following tables set forth information regarding our efforts to comply with these commitments since we received the Capital Purchase Program investment on December 19, 2008:

Quarter
	ended		Quarter		Quarter
	September		ended June		ended March
Dollars in thousands	30, 2009		30, 2009		31, 2009
Consumer Loans
Number of new and renewed loans originated		[•]		[•]		[•]
Aggregate amount of loans originated	$	[•]	$	[•]	$	[•]
Commercial and Commercial Real Estate Loans
Number of new and renewed loans originated		[•]		[•]		[•]
Aggregate amount of loans originated	$	[•]	$	[•]	$	[•]
Residential Real Estate Loans
Number of new and renewed loans originated		[•]		[•]		[•]
Aggregate amount of loans originated	$	[•]	$	[•]	$	[•]
Premium Finance Loans
Number of new and renewed loans originated		[•]		[•]		[•]
Aggregate amount of loans originated	$	[•]	$	[•]	$	[•]
To date, Wintrust has not generally modified the terms of residential mortgages.

EXHIBIT 31
While we obtain a portion of our total deposits through brokered CDs, we do so primarily as an asset liability management tool to assist in the management of interest rate risk, and we do not consider brokered CDs to be a vital component of our current liquidity resources. For example, as of September 30, 2009, Wintrust had over $[•] billion of cash, overnight funds and interest-bearing deposits with other banks (primarily the Federal Reserve) on its books, but only maintained $[•] million of brokered CDs. Historically, brokered CDs have represented a small component of our total deposits outstanding, as set forth in the table below:

	September 30				December 31,
Dollars in millions	2009			2008	2008	2007	2006
Total Deposits	$	[•]		$7,830	$8,377	$7,471	$7,869
Brokered CDs	$	[•]		$468	$657	$481	$567
Brokered CDs as a percentage of Total Deposits		[•]	%	6.0%	7.8%	6.4%	7.2%

EXHIBIT 32
ASSET QUALITY
Past Due Loans and Non-Performing Assets6
Our ability to manage credit risk depends in large part on our ability to properly identify and manage problem loans. To do so, we operate a credit risk rating system under which our credit management personnel assign a credit risk rating to each loan at the time of origination and review loans on a regular basis to determine each loan’s credit risk rating on a scale of 1 through 9 with higher scores indicating higher risk. The credit risk rating structure used is shown below:
1 Rating —	Minimal Risk (Loss Potential — none or extremely low) (Superior asset quality, excellent liquidity, minimal leverage)

2 Rating —	Modest Risk (Loss Potential demonstrably low) (Very good asset quality and liquidity, strong leverage capacity)

3 Rating —	Average Risk (Loss Potential low but no longer refutable) (Mostly satisfactory asset quality and liquidity, good leverage capacity)

4 Rating —	Above Average Risk (Loss Potential variable, but some potential for deterioration) (Acceptable asset quality, little excess liquidity, modest leverage capacity)

5 Rating —	Management Attention Risk (Loss Potential moderate if corrective action not taken) (Generally acceptable asset quality, somewhat strained liquidity, minimal leverage capacity)

6 Rating —	Special Mention (Loss Potential moderate if corrective action not taken) (Assets in this category are currently protected, potentially weak, but not to the point of substandard classification)

7 Rating —	Substandard (Loss Potential distinct possibility that the bank may sustain some loss) (Must have well defined weaknesses that jeopardize the liquidation of the debt)

8 Rating —	Doubtful (Loss Potential extremely high) (These assets have all the weaknesses in those classified “substandard” with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of current existing facts, conditions, and values, highly improbable)

9 Rating —	Loss (fully charged-off) (Loans in this category are considered full uncollectible.)
Each loan officer is responsible for monitoring his or her loan portfolio, recommending a credit risk rating for each loan in his or her portfolio and ensuring the credit risk ratings are appropriate. These credit risk ratings are then ratified by the bank’s chief credit officer or the directors’ loan committee. Credit risk ratings are determined by evaluating a number of factors including, a borrower’s financial strength, cash flow coverage, collateral protection and guarantees. A third party loan review firm independently reviews a significant portion of the loan portfolio at each of the Company’s subsidiary banks to evaluate the appropriateness of the management-assigned

[6]	This section responds to comments 44 and 46

credit risk ratings. These ratings are subject to further review at each of our bank subsidiaries by the applicable regulatory authority, including the Federal Reserve Bank of Chicago, the Office of the Comptroller of the Currency, the State of Illinois and the State of Wisconsin and our internal audit staff.
The Company’s Problem Loan Reporting system automatically includes all loans with credit risk ratings of 6, 7 or 8. This system is designed to provide an on-going detailed tracking mechanism for each problem loan. Once management determines that a loan has deteriorated to a point where it has a credit risk rating of 6 or worse, the Company’s Managed Asset Division performs an overall credit and collateral review. As part of this review, all underlying collateral is identified, the valuation methodology analyzed and tracked. As a result of this initial review by the Company’s Managed Asset Division, the credit risk rating is reviewed and a portion of the outstanding loan balance may be deemed uncollectible or an impairment reserve may be established. The Company’s impairment analysis utilizes an independent re-appraisal of the collateral (unless such a third-party evaluation is not possible due to the unique nature of the collateral, such as a closely-held business or thinly traded securities). In the case of commercial real estate collateral, an independent third party appraisal is ordered by the Company’s Real Estate Services Group to determine if there has been any change in the underlying collateral value. These independent appraisals are reviewed by the Real Estate Services Group and often by independent third party valuation experts and may be adjusted depending upon market conditions. An appraisal is ordered at least once a year for these loans, or more often if market conditions dictate. In the event that the underlying value of the collateral cannot be easily determined, a detailed valuation methodology is prepared by the Managed Asset Division. A summary of this analysis is provided to the directors’ loan committee of the bank which originated the credit for approval of a charge-off, if necessary.
Through the credit risk rating process, loans are reviewed to determine if they are performing in accordance with the original contractual terms. If the borrower has failed to comply with the original contractual terms, further action may be required by the Company, including a downgrade in the credit risk rating, movement to non-accrual status, a charge-off or the establishment of a specific impairment reserve. In the event a collateral shortfall is identified during the credit review process, the Company will work with the borrower for a principal reduction and/or a pledge of additional collateral and/or additional guarantees. In the event that these options are not available, the loan may be subject to a downgrade of the credit risk rating. If we determine that a loan amount or portion thereof, is uncollectible the loan’s credit risk rating is immediately downgraded to an 8 and the uncollectible amount is charged-off. Any loan that has a partial charge-off continues to be assigned a credit risk rating of an 8 for the duration of time that a balance remains outstanding. The Managed Asset Division undertakes a thorough and ongoing analysis to determine if additional impairment and/or charge-offs are appropriate and to begin a workout plan for the credit to minimize actual losses.
If, based on current information and events, it is probable that the Company will be unable to collect all amounts due to it according to the contractual terms of the loan agreement, a specific impairment reserve is established. In determining the appropriate charge-off for collateral-dependent loans, the Company considers the results of appraisals for the associated collateral. As a result of the loan-by-loan nature of the Company’s review process, no significant time lapses have occurred during the review process.

The following table sets forth Wintrust’s non-performing assets at the dates indicated:
Non-performing Loans

	September 30,			June 30,	December 31,	September 30,
(Dollars in thousands)	2009			2009	2008	2008
Loans past due greater than 90 days and still accruing:
Residential real estate and home equity	$	[•]		$1,447	$617	$1,084
Commercial, consumer and other		[•]		7,860	14,750	6,100
Premium finance receivables — commercial		[•]		14,301	9,339	5,903
Premium finance receivables — life		[•]		—	—	—
Indirect consumer loans		[•]		695	679	877

Total past due greater than 90 days and still accruing		[•]		24,303	25,385	13,964

Non-accrual loans:
Residential real estate and home equity		[•]		11,925	6,528	6,214
Commercial, consumer and other		[•]		184,960	91,814	81,997
Premium finance receivables — commercial		[•]		15,806	11,454	10,239
Premium finance receivables — life		[•]		—	—	—
Indirect consumer loans		[•]		1,225	913	627

Total non-accrual		[•]		213,916	110,709	99,077

Total non-performing loans:
Residential real estate and home equity		[•]		13,372	7,145	7,298
Commercial, consumer and other		[•]		192,820	106,564	88,097
Premium finance receivables — commercial		[•]		30,107	20,793	16,142
Premium finance receivables — life		[•]		—	—	—
Indirect consumer loans		[•]		1,920	1,592	1,504

Total non-performing loans	$	[•]		238,219	$136,094	$113,041

Total non-performing loans by category as a percent of its own respective category’s period-end balance:
Residential real estate and home equity		[•]	%	1.12%	0.62%	0.67%
Commercial, consumer and other		[•]		3.71	2.16	1.82
Premium finance receivables — commercial		[•]		3.39	1.67	1.39
Premium finance receivables — life		[•]		—	—	—
Indirect consumer loans		[•]		1.44	0.90	0.75

Total non-performing loans		[•]	%	3.14%	1.79%	1.54%

Allowance for loan losses as a percentage of non-performing loans		[•]	%	35.73%	51.26%	58.67%

As the above table reflects, the Company’s allowance for loan losses (which are discussed below under “Allowance for Loan Losses”) as a percentage of non-performing loans has generally declined in recent years. For example, at September 30, 2008, the allowance for loan losses as a percentage of non-performing loans was 59%, which declined to [•]% at September 30, 2009. Recent increases in the clarity and stability of collateral valuations have increased our ability to immediately recognize a charge-off rather than establishing specific impairment reserves. The stability of collateral valuations has lead to lower specific impairment reserves and increased charge-offs relative to the overall levels of non-performing loans. As non-performing loan balances have increased over the past five quarters, more of the nonperforming loans in current quarters have had a partial charge-off and have smaller amounts, if any, of specific reserves allocated. This effect has caused the total non-performing loans balance to increase at rate faster than the total allowance for loan losses.
The following table shows the current aging status of the Company’s entire loan portfolio. Only [•]% of the entire portfolio is in a non-performing (non-accrual or greater than 90 days past due and still accruing interest) with only [•] percent either one or two payments past due. In total, [•]% of the Company’s total loan portfolio is current according to the original contractual terms of the loan agreements.
The table below shows the aging of the Company’s loan portfolio:

As of September 30, 2009	Non-			90+ days and			60-89 days			30-59 days
(Dollars in thousands)	Accrual			still accruing			past due			past due			Current			Total Loans
Loan Balances:
Commercial and commercial real estate loans	$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]
Home equity loans		[•]			[•]			[•]			[•]			[•]			[•]
Residential real estate loans		[•]			[•]			[•]			[•]			[•]			[•]
Premium finance receivables — commercial		[•]			[•]			[•]			[•]			[•]			[•]
Premium finance receivables — life		[•]			[•]			[•]			[•]			[•]			[•]
Indirect consumer loans		[•]			[•]			[•]			[•]			[•]			[•]
Consumer and other loans		[•]			[•]			[•]			[•]			[•]			[•]

Total loans, net of unearned income	$	[•]		$	[•]		$	[•]		$	[•]		$	[•]		$	[•]

Aging as a % of Loan Balance:
Commercial and commercial real estate loans		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%
Home equity loans		[•]			[•]			[•]			[•]			[•]			[•]
Residential real estate loans		[•]			[•]			[•]			[•]			[•]			[•]
Premium finance receivables — commercial		[•]			[•]			[•]			[•]			[•]			[•]
Premium finance receivables — life		[•]			[•]			[•]			[•]			[•]			[•]
Indirect consumer loans		[•]			[•]			[•]			[•]			[•]			[•]
Consumer and other loans		[•]			[•]			[•]			[•]			[•]			[•]

Total loans, net of unearned income		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%		[•]	%

The following table shows the value of non-performing loans, impaired loans, the specific impairment reserves and the total allowance for credit losses at the end of each of the five previous fiscal quarters:

			Specific
			Impairment
	Non-Performing	Impaired Loans	Reserves (on	Allowance for
(dollars in thousands)	Loans (NPLs)	(included in NPLs)	Impaired Loans	Credit Losses
As of September 30, 2009	$ [•]	$ [•]	$ [•]	$ [•]
As of June 30, 2009	$238,219	$206,192	$33,741	$86,699
As of March 31, 2009	$175,866	$151,290	$23,476	$75,834
As of December 31, 2008	$136,094	$113,709	$16,639	$71,353
As of September 30, 2008	$113,041	$60,098	$16,144	$66,820
Allowance for Loan Losses
The allowance for loan losses represents management’s estimate of the probable and reasonably estimable loan losses that our loan portfolio is expected to incur. The allowance for loan losses is determined quarterly using a methodology that incorporates important risk characteristics of each loan, as described below under “How We Determine the Allowance for Credit Losses.” This process is subject to review at each of our bank subsidiaries by the applicable regulatory authority, including the Federal Reserve Bank of Chicago, the Office of the Comptroller of the Currency, the State of Illinois and the State of Wisconsin.
Management has determined that the allowance for loan losses was adequate at September 30, 2009, and that the loan portfolio is well diversified and well secured, without undue concentration in any specific risk area. This process involves a high degree of management judgment, however the allowance for credit losses is based on a comprehensive, well documented, and consistently applied analysis of the Company’s loan portfolio. This analysis takes into consideration all available information existing as of the financial statement date, including environmental factors such as economic, industry, geographical and political factors. The relative level of allowance for credit losses is reviewed and compared to industry peers. This review encompasses levels of total nonperforming loans, portfolio mix, portfolio concentrations, current geographic risks and overall levels of net charge-offs. Historical trending of both the Company’s results and the industry peers is also reviewed to analyze comparative significance.
The following table summarizes the activity in our allowance for credit losses during the periods indicated.
Allowance for Credit Losses

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
(Dollars in thousands)	2009		2008	2009		2008

Allowance for loan losses at beginning of period	$	[•]	$57,633	$	[•]	$50,389
Provision for credit losses		[•]	24,129		[•]	42,985
Reclassification to allowance for lending-related commitments		[•]	—		[•]	—

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
(Dollars in thousands)	2009			2008	2009			2008
Charge-offs:
Commercial and commercial real estate loans		[•]		13,543		[•]		22,930
Home equity loans		[•]		28		[•]		53
Residential real estate loans		[•]		786		[•]		1,004
Premium finance receivables — commercial		[•]		1,002		[•]		2,798
Premium finance receivables — life		[•]		—		[•]		—
Indirect consumer loans		[•]		292		[•]		821
Consumer and other loans		[•]		165		[•]		461

Total charge-offs		[•]		15,816		[•]		28,067

Recoveries:
Commercial and commercial real estate loans		[•]		216		[•]		285
Home equity loans		[•]		—		[•]		—
Residential real estate loans		[•]		—		[•]		—
Premium finance receivables — commercial		[•]		118		[•]		518
Premium finance receivables — life		[•]		—		[•]		—
Indirect consumer loans		[•]		29		[•]		135
Consumer and other loans		[•]		18		[•]		82

Total recoveries		[•]		381		[•]		1,020

Net charge-offs		[•]		(15,435)		[•]		(27,047)

Allowance for loan losses at period end	$	[•]		$66,327	$	[•]		$66,327

Allowance for unfunded loan commitments at period end	$	[•]		$493	$	[•]		$493

Allowance for credit losses at period end	$	[•]		$66,820	$	[•]		$66,820

Credit discounts on purchased loans		[•]		—		[•]		—

Total credit reserves and discounts	$	[•]		$66,820	$	[•]		$66,820

Annualized net charge-offs by category as a percentage of its own respective category’s average:
Commercial and commercial real estate loans		[•]	%	1.15%		[•]	%	0.67%
Home equity loans		[•]		0.01		[•]		0.01
Residential real estate loans		[•]		0.92		[•]		0.39
Premium finance receivables — commercial		[•]		0.29		[•]		0.26
Premium finance receivables — life		[•]		—		[•]		—
Indirect consumer loans		[•]		0.49		[•]		0.41
Consumer and other loans		[•]		0.36		[•]		0.31

Total loans, net of unearned income		[•]	%	0.84%		[•]	%	0.50%

Net charge-offs as a percentage of the provision for loan losses		[•]	%	63.97%		[•]	%	62.92%

Loans at period-end					$	[•]		$7,322,545
Allowance for loan losses as a percentage of loans at period-end						[•]	%	0.91%
Allowance for credit losses as a percentage of loans at period-end						[•]	%	0.91%
Total credit reserves and discounts as a percentage of loans at period-end						[•]	%	0.91%
The allowance for credit losses is comprised of an allowance for loan losses, which is determined with respect to loans that we have issued, and an allowance for lending-related commitments. Our allowance for lending-related commitments is determined with respect to funds that we have committed to lend but for which funds have not yet been disbursed and is computed using a methodology similar to that used to determine the allowance for loan losses. Additions to the allowance for loan losses each quarter are charged to earnings through the provision for credit losses. Charge-offs represent the amount of loans that have been determined to be uncollectible during a given period, and are deducted from the allowance for loan losses, and recoveries represent the amount of collections received from loans that had previously been charged off, and are credited to the allowance for loan losses.
How We Determine the Allowance for Credit Losses
The allowance for loan losses includes an element for estimated probable but undetected losses and for imprecision in the credit risk models used to calculate the allowance. As part of the Problem Loan Reporting system review, the Company analyzes the loan for purposes of calculating our specific impairment reserves and a general reserve.
Specific Impairment Reserves:
Loans with a credit risk rating of a 6, 7 or 8 are reviewed on a monthly basis to determine if (a) an amount is deemed uncollectible (a charge-off) or (b) there is an amount with respect to which it is probable that the Company will be unable to collect amounts due in accordance with the original contractual terms of the loan (a specific impairment reserve). Loans which are not assigned a specific reserve are included in the determination of the general reserve.
General Reserves:
For loans with a credit risk rating of 5 or better and loans with a risk rating of 6, 7 or 8 with no specific reserve, reserves are established based on the type of loan collateral, if any, and the assigned credit risk rating. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current environmental factors and economic trends, all of which may be susceptible to significant change.
We determine this component of the allowance for loan losses by classifying each loan into (i) one of 87 categories based on the type of collateral that secures the loan (if any), and (ii) one of nine categories based on the credit risk rating of the loan, as described above under “Past Due Loans and Non-Performing Assets.” Each combination of collateral and credit risk rating is then assigned a specific loss factor that incorporates the following factors:
•	historical underwriting loss factor;

•	changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses;

•	changes in national, regional, and local economic and business conditions and developments that affect the collectibility of the portfolio;

•	changes in the nature and volume of the portfolio and in the terms of the loans;

•	changes in the experience, ability, and depth of lending management and other relevant staff;

•	changes in the volume and severity of past due loans, the volume of non-accrual loans, and the volume and severity of adversely classified or graded loans;

•	changes in the quality of the Bank’s loan review system;

•	changes in the underlying collateral for collateral dependent loans;

•	the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and

•	the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the Bank’s existing portfolio.
Recent Refinements to the Methodology7
The Company’s methodology for determining the allowance for loan losses was refined in the second quarter of 2008, in order to:
•	expand and standardize the classification of collateral at each of the Company’s 15 subsidiary banks;

•	comply with emerging regulatory guidance to modify our credit risk rating processes; and

•	facilitate the development of a model for determining the allowance for loan losses on a loan-by-loan basis.
The refined methodology was developed in consultation with the examination teams of the Federal Reserve Bank of Chicago, the Office of the Comptroller of the Currency, the State of Illinois and the State of Wisconsin, and we believe it provides a greater level of detail to management.
The refined methodology reflects an effort to provide a greater level of detail within the existing process. The refined methodology did not result in a materially different determination of the allowance for loan losses, but has given our management a greater level of detail by providing the appropriate allowance for loan losses on a loan-by-loan basis.
Home Equity and Residential Real Estate Loans:
The determination of the appropriate allowance for loan losses for residential real estate and home equity loans differs slightly from the process used for commercial and commercial real estate loans. The same credit risk rating system, Problem Loan Reporting system, collateral coding methodology and loss factor assignment are used. The only significant difference is in how the credit risk ratings are assigned to these loans.
The home equity loan portfolio is reviewed on a loan by loan basis by analyzing current FICO scores of the borrowers, line availability, recent line usage and the aging status of the loan.

[7]	This section responds to comment 32

Certain of these factors, or combination of these factors, may cause a portion of the credit risk ratings of home equity loans across all banks to be downgraded. Similar to commercial and commercial real estate loans, once a home equity loan’s credit risk rating is downgraded to a 6, the Company’s Managed Asset Division reviews and advises the subsidiary banks as to collateral valuations and the ultimate resolution of the credits that deteriorate to a non-accrual status to minimize losses.
Residential real estate loans that are downgraded to a credit risk rating of 6 also enter the Problem Loan Reporting system and have the underlying collateral evaluated by the Managed Assets Division.
Premium Finance Receivables and Indirect Consumer Loans:
The determination of the appropriate allowance for loan losses for premium finance receivables and indirect consumer loans is based solely on the aging (collection status) of the portfolios. Due to the large number of smaller sized, generally homogenous credits in these portfolios, these loans are not individually assigned a credit risk rating. Loss factors are assigned to each delinquency category in order to calculate an allowance for credit losses. The allowance for loan losses for these categories is entirely a general reserve.
Effects of Economic Recession and Real Estate Market
The Company’s primary markets, which are mostly in suburban Chicago, have not experienced the same levels of credit deterioration in residential mortgage and home equity loans as certain other major metropolitan markets, such as Miami, Phoenix or Southern California. As of September 30, 2009, home equity loans and residential mortgages comprised [•]% and [•]%, respectively, of the Company’s total loan portfolio. At present, approximately only [•]% of all of the Company’s residential mortgage loans and approximately only [•]% of all of the Company’s home equity loans are more than one payment past due. Current delinquency statistics of these two portfolios, demonstrating that although there is stress in the Chicago metropolitan and southeastern Wisconsin markets, our portfolios of residential mortgages and home equity loans are performing reasonably well, and are as follows:

As of September 30, 2009
(Dollars in thousands)	$s		%
Residential Mortgage:
Balance outstanding	$	[•]	100.00%
Non-accrual	$	[•]	[•]	%
90+ days and still accruing	$	[•]	[•]	%
60-89 days delinquent	$	[•]	[•]	%
30-59 days delinquent	$	[•]	[•]	%
Current	$	[•]	[•]	%

YTD Net Charge-Offs	$	[•]	[•]	%

Home Equity:
Balance outstanding	$	[•]	100.00%

As of September 30, 2009
(Dollars in thousands)	$s		%
Non-accrual	$	[•]	[•]	%
90+ days and still accruing	$	[•]	[•]	%
60-89 days delinquent	$	[•]	[•]	%
30-59 days delinquent	$	[•]	[•]	%
Current	$	[•]	[•]	%

YTD Net Charge-Offs	$	[•]	[•]	%

EXHIBIT 33
As of December 31, 2008, the only funds received by the Company from the federal government were $250 million it received in exchange for the preferred stock and warrant sold to the federal government in connection with the Company’s participation in Treasury’s Capital Purchase Program. Without the CPP funds, however, Wintrust would have been “well capitalized” as of December 31, 2008.

EXHIBIT 35
The relative fair values of the preferred stock and the warrant issued to the U.S. Treasury in conjunction with the Company’s participation in the Capital Purchase Program were determined through an analysis, as of the valuation date of December 31, 2008, of the fair value of the warrants and the fair value of the preferred stock, and an allocation of the relative fair value of each to the $250 million of total proceeds.
The fair value of the warrant was determined using a binomial lattice valuation model. The assumptions used in arriving at the fair value of the warrant using that valuation method, derived as of the valuation date, were as follows:

Company stock price as of the valuation date	$20.06
Contractual strike price of warrant	$22.82
Expected term based on contractual term	10 years
Expected volatility based on 10-year historical volatility of the Company’s stock	37%
Expected annual dividend yield	1%
Risk-free rate based on 10-year U.S. Treasury strip rate	2.72%
Using that model, each of the 1,643,295 shares underlying the warrant was valued at $8.33 and, correspondingly, the aggregate fair value of the warrant was $13.7 million.
The fair value of the preferred stock was determined using a discounted cash flow model which discounted the contractual principal balance of $250 million and the contractual dividend payment of 5% for the first five years at a 13% discount rate. The discount rate was derived from the average and median yields on existing fixed rate preferred stock issuances of eleven different commercial banks in the central United States, which average and median results approximated 13% on the date of valuation. Using this methodology, the fair value of the preferred stock was estimated to be $181.8 million.
In relative terms, a summary of the above valuation is as follows:

		Relative
	Amount	Fair Value
Fair value of preferred stock	$181.8 million	93.0%
Fair value of warrants	$13.7 million	7.0%

Total fair value	$195.4 million	100.0%
Applying the relative value percentages of 93% for the preferred stock and 7% for the warrants to the total proceeds of $250 million, the resulting valuation of the preferred stock and warrants is as follows:

Proceeds allocated to Preferred Stock ($250 million multiplied by 93%)	$232.5 million
Proceeds allocated to Warrants ($250 million multiplied by 7%)	$17.5 million

EXHIBIT 38

	(Unaudited)				(Unaudited)
	September	December			September
(In thousands)	30, 2009	31, 2008			30, 2008
Shareholders’ equity:
Preferred stock, no par value; 20,000,000 shares authorized	$ [●]	$	[●]		$ [●]
Series A — $1,000 liquidation value; 50,000 shares issued and outstanding at September 30, 2009, December 31, 2008 and September 30, 2008, respectively.	[●]		[●]		[●]
Series B — $1,000 liquidation value; 250,000 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively; no shares issued and outstanding at September 30, 2008	[●]		[●]		[●]
Common stock, no par value; $1.00 stated value; 60,000,000 shares authorized; [●], 26,610,714 and [●] shares issued at September 30, 2009, December 31, 2008 and September 30, 2008, respectively	[●]		[●]		[●]
Surplus
Treasury stock, at cost, [●], 2,854,040 and [●] shares at September 30, 2009, December 31, 2008 and September 30, 2008, respectively	([●] )		([●]	)	([●] )
Retained earnings	[●]		[●]		[●]
Accumulated other comprehensive loss	([●] )		([●]	)	([●] )

Total Shareholders’ Equity	$ [●]	$	[●]		$ [●]

EXHIBIT 40
(4) Available-for-sale Securities
The following tables are a summary of the available-for-sale securities portfolio as of the dates shown:

September 30, 2009
			Gross Unrealized		Gross Unrealized
(Dollars in thousands)	Amortized Cost		Gains		Losses			Fair Value

U.S. Treasury	$	[•]	$	[•]	$	([•]	)	$	[•]
U.S. Government agencies		[•]		[•]		([•]	)		[•]
Municipal		[•]		[•]		([•]	)		[•]
Corporate notes and other
Financial issuers (1)		[•]		[•]		([•]	)		[•]
Other		[•]		[•]		([•]	)		[•]
Mortgage-backed: (2)
Agency		[•]		[•]		([•]	)		[•]
Non-agency CMOs		[•]		[•]		([•]	)		[•]
Non-agency CMOs — Alt A		[•]		[•]		([•]	)		[•]
Federal Reserve and FHLB stock		[•]		[•]		([•]	)		[•]
Other equity securities		[•]		[•]		([•]	)		[•]

Total available-for-sale securities	$	[•]	$	[•]	$	([•]	)	$	[•]

(1)	To the extent investments in trust-preferred securities are included, they are direct issues and do not include pooled trust-preferred securities.

(2)	Consisting entirely of residential mortgage-backed securities, none of which are subprime.